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04024765

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unitor AS

*CURRENT ADDRESS

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3020 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/4/04

AR/S
12-31-03

ANNUAL REPORT 2003


UNITOR
UNITOR

CONTENTS

BOARD OF DIRECTORS REPORT

The year 2003 produced the best result for Unitor since 1998. The Ships Service division reversed a negative trend, and the strategy for Ships Equipment led to considerable growth.

The business

Unitor is one of the world's leading suppliers to the shipping industry of products, services and systems in the areas of safety, refrigeration, chemicals, gases, welding, insulation, repair and maintenance. The target group is ship owners, ship managers and shipyards within the merchant marine, cruise and offshore markets. The Ships Service division delivers products and services to the international merchant marine based mainly on long-term supply contracts. The Ships Equipment division delivers systems and equipment to shipyards for installation on newbuildings, conversions and retrofits.

For Unitor Ships Service the year 2003 was one of continued work to strengthen its core activities and market position. Following several years of declining market share, the year developed in a positive direction. The division supplied products and services to nearly 15,000 vessels, an improvement of Unitor's penetration of the world fleet. A total of 177,000 deliveries were made. The division operates with 65 own offices and 156 agents in 73 countries.

Several improvements were made in the division to improve efficiency and pave the way for future growth. The division previously carried out logistics services in Rotterdam for the Ships Equipment division. This function was taken over by Unitor Ships Equipment in the autumn. In 2002, three centres were established to provide mainly refrigeration spares for Unitor customers. Located in Rotterdam, Singapore and Houston, the centres have been well received in the market. This led to the establishment of a fourth centre in Piraeus last year. The spares product range is under continual development.

The Portlink IT system was upgraded and supplemented with comprehensive analytical tools, making it possible to carry out multi-dimensional profitability evaluations. Such tools have become an important part of the company's business decision-making process for improving profitability. Work to improve the quality of the inventory control system based on a core product range continued. The division has achieved a more effective flow of goods.

The division will continue to focus on further improving its operational efficiency.

The Unitor Ships Equipment division comprises Marine Systems Europe, Marine Systems Asia and TI Marine Contracting. Marine Systems offers systems for fire protection, central gas and ventilation for newbuildings and major ship conversions. In addition, they deliver safety equipment for newbuildings. Marine Contracting delivers and installs insulation systems for LNG and LPG vessels. Unitor Fi-Fi Systemer AS was sold during the year.

Ships Equipment continued with its strategy to strengthen its organisation and presence in Eastern Europe and Asia. During 2003, the logistics function and product management for Marine Systems was transferred to Szczecin, Poland and Shanghai, China where project engineering was already established. The transfer of insulation panel production to Shanghai was also completed.

The order intake was good, especially for Marine Systems, whos total order reserve was MNOK 432 at the year-end. Marine Contracting had a somewhat lower order intake in 2003. At the end of the year, its order reserve was MNOK 250.

The Marine Alliance, a 50/50 joint venture with BP Marine, was dissolved in the autumn of 2003. The functions for which the Marine Alliance had main responsibility – sales support, customer support, technical support and credit control – were all transferred back to their parent companies. This led to an increase of 104 in the number of Unitor employees.

Operating revenue and operating profit

Unitor's total revenue was MNOK 2,159 (2,228), a reduction of 3.1%. Ships Service sales totalled MNOK 1,637 (1,734), while Ships Equipment sales were MNOK 522 (494). The reduction in sales reflects an underlying neutral development in operating revenue at fixed currency rates for Ships Service and a positive development for Ships Equipment. The major reason for the disparity between nominal and real development of revenue is that the USD has weakened compared to the NOK. The NOK has weakened compared to the Euro, compensating somewhat for the weaker USD. The net effect of currency changes was a weakening of sales by MNOK 125 compared to 2002. Included in operating revenue is a net gain of MNOK 8 from the sale of fixed assets.

The operating profit was MNOK 18 (-8). By hedging its net cash flow, Unitor made a gain of MNOK 72. After deducting net interest costs of MNOK 11 (13) and other financial costs of MNOK 14 (23), the profit before tax was MNOK 65 (20). This is the best result since 1998. The annual profit was MNOK 40 (10), corresponding to a profit of NOK 2.06 per share.

Capital

Equity was MNOK 783 at the end of the year, giving an equity ratio of 52.1%. This corresponds to NOK 40 per share. The company's total capital was reduced from MNOK 1,615 in 2002 to MNOK 1,502 in 2003. Net interest bearing debt was MNOK 237 (369).

In 2003 Unitor had a positive cash flow from operations of MNOK 150 (362). The positive cash flow continued from the previous year and was due to improved profit from operations, further reductions in capital tied up in fixed assets, developments in accounts receivables and a positive cash flow from currency hedging. Net investments totalled MNOK 23 (58).

In accordance with the Accounting Act's section 3-3, the Board confirms that the Financial Statements have been prepared under the assumption that the company is a going concern.

Management and shareholder information

At the year-end 2003, Umoe Industri AS controlled a total of 68.90% of Unitor's shares. The 20 largest shareholders owned 96.11% of the shares at the year-end.

Unitor is closely following the ongoing debate about corporate governance. The company has always focused on providing its shareholders with full information about financial conditions in its quarterly presentations, half-year reports and annual reports. In 2004 Unitor intends to comply with the recommendations from the Oslo Stock Exchange regarding corporate governance.

The Board of Directors of Unitor ASA has ten members – three women and seven men. Seven members are appointed by the shareholders and three represent the employees.

Remuneration to and shares owned by the Board, the President and the Auditors are specified in notes 4 and 24.

Staff and working environment

At the close of 2003 the number of staff was 1,330, an increase of 79 over 1,251 the previous year. This includes 104 staff absorbed from the Marine Alliance.

Absence due to illness was 2.26% in 2003. The Board considers this to be acceptable. The working environment is also considered satisfactory. Absence due to illness in Norway was higher than hoped for, 5.33%, this is however lower than the average for Norway. Unitor will, in cooperation with its internal committee for the working environment, intensify its efforts to reduce this. There were 22 work-related accidents reported where 7 involved personal injury and 14 resulted in property damage. There was one accident resulting in an emission into the air.

In a global organisation such as Unitor it is important to recruit, develop and retain the best-qualified people. The company has as a goal to give all employees the same opportunities to develop in the company, regardless of race or religion.

Unitor believes in full equality between women and men in its organisation, both in Norway and internationally. Recruitment, remuneration and working hours are based on a position's content and are independent of gender. The Unitor organisation comprises 408 women and 922 men.

Unitor's business makes it necessary to transport, store and deliver welding gases, CO_2 for fire fighting systems, chemicals and refrigerant gases. As a consequence, it is necessary to emphasize personal and environmental safety. The company strives at all times to comply with all national and international requirements in these areas.

Unitor also aims to be a quality supplier and to that end is certified to ISO standard in a number of areas. Additional certification is continually being evaluated.

The focus on safety and environmental concern will increase in the future. Unitor's basic philosophy is to respect and stay ahead of the demands applying to its business operations. The company actively seeks to correct any shortcomings arising from changes in laws and regulations. In addition, Unitor will actively develop products and services where quality, safety and environmental considerations are secured. This is a core value of Unitor's product development and we very early on focused on safety for our customers and the environment.

To the knowledge of the Board, none of Unitor's operations have caused significant pollution to the external environment.

The market

The shipping market was very good in 2003. The world economy showed new growth signals following the recession. Shipping to and from China has in particular increased the demand for tonnage. This has been positive for the shipping industry. Unitor believes that market activities and shipping needs will remain at the same level in 2004 .

The number of new vessels contracted for in 2003 was the highest since the 1970s and higher than expected. A low interest rate, competitive prices from shipyards, and a steadily increasing focus on quality tonnage contributes to this. An increasing share of new-buidings will be constructed in low-cost countries. This trend has been evident for several years and will continue. Changes in Unitor's organisation have been in line with this, and the company is well represented in the areas where customer activity is expected to be the greatest in the future.

Disposition of profit

The Board recommends a dividend payment of NOK 5 per share, or MNOK 98 in total. This is based on the company's solid equity and financial condition. MNOK 8 of the dividend will be transferred from the annual profit; MNOK 90 will be transferred from owner's equity. After transfers, Unitor ASA had on 31 December 2003 an other free equity of MNOK 49.

Oslo, 30 March 2004

Jens Ulltveit-Moe
Chairman of the Board

Morits Skaugen jr. | Carsten Hansteen | Knut Øversjøen | Karen Helene Midelfart | Erlend Grimstad

Kai Engedal | Turi Strømberg | Anette Gether | Sten O. Vedi

Further information about Unitor is available on its website at: www.unitor.com, and in the company's Annual Review, which is available upon request to Unitor.

PROFIT AND LOSS STATEMENT 01.01. - 31.12.

Unitor Group					Unitor ASA		
2001	2002	2003	MNOK	Note	2003	2002	2001
2 453	2 228	2 159	OPERATING REVENUES	2	1 145	1 105	1 295
1 348	1 227	1 212	Cost of goods sold	2	849	804	923
465	444	426	Wages and social benefits	4	103	119	103
91	93	81	Ordinary depreciation	9, 10	41	42	35
463	419	398	Other operating costs	5	168	218	213
0	53	24	Accruals and writedowns from restructuring and discontinued activity	16	13	0	0
2 367	2 236	2 141	TOTAL OPERATING COSTS		1 174	1 183	1 274
86	-8	18	OPERATING PROFIT/(LOSS)		-29	-78	21
4	5	4	Interest income		21	34	28
37	18	15	Interest cost		23	35	36
8	-41	-58	Other financial cost/(income)	6	-41	-74	-33
41	-28	-47	NET FINANCIAL COSTS/(INCOME)		-39	-73	-25
45	20	65	EARNINGS BEFORE TAX		10	-5	46
23	10	25	Taxes	7	2	-5	20
22	10	40	NET PROFIT		8	0	26
			Accrued dividend		-98	0	0
			To / from other equity		-90	0	26
1.13	0.53	2.06	EARNINGS PER SHARE	8			

Oslo, 30 March 2004

Jens Ulltveit-Moe
Chairman of the Board

Morits Skaugen jr. Carsten Hansteen Knut Øversjøen Karen Helene Midelfart Erlend Grimstad

Kai Engedal Turi Strømberg Anette Gether Sten O. Vedi

BALANCE SHEET PER 31.12.

Unitor Group					Unitor ASA		
2001	2002	2003	MNOK	Note	2003	2002	2001
			ASSETS				
64	81	77	Deferred tax assets	7	16	19	6
63	22	17	Goodwill	9, 10	5	5	5
129	128	131	Other intangible fixed assets	10	131	128	128
256	231	225	Total intangible fixed assets		152	152	139
434	355	326	Tangible fixed assets	10	33	52	46
0	0	0	Investments in subsidiaries	23	365	369	424
0	0	0	Loans to group companies	25	332	362	416
48	42	9	Other long term financial assets	25	2	26	34
0	4	23	Pension fund assets	15	14	1	0
48	46	32	Total financial fixed assets		713	758	874
738	632	583	TOTAL FIXED ASSETS		898	962	1 059
463	443	420	Inventories	11	186	238	196
574	434	395	Accounts receivable	12	318	348	483
108	38	40	Other receivables	25	84	685	248
682	472	435	Total receivables		402	1 033	731
144	68	64	Cash and bank deposits	13	17	21	80
1 289	983	919	TOTAL CURRENT ASSETS		605	1 292	1 007
2 027	1 615	1 502	TOTAL ASSETS		1 503	2 254	2 066
			EQUITY AND LIABILITIES				
244	244	244	Share capital		244	244	244
355	355	355	Share premium reserve		355	355	355
599	599	599	Total paid-in equity		599	599	599
240	236	184	Other equity		70	160	160
839	835	783	TOTAL EQUITY	14	669	759	759
10	0	11	Net pension liabilities	15	7	0	4
7	3	11	Provisions for restructuring	16	0	0	0
17	3	22	Total provisions		7	0	4
807	437	283	Liabilities to financial institutions	17	283	437	807
0	5	8	Deferred tax liabilities	7	0	0	0
0	1	0	Other long term liabilities	25	19	16	15
807	443	291	Total long term liabilitites		302	453	822
204	175	141	Accounts payable		57	88	123
27	23	8	Taxes payable	7	0	5	0
32	19	25	Public duties payable		9	11	12
0	3	17	Bank overdraft	13	6	59	0
0	0	98	Dividend		98	0	0
101	114	117	Other short term liabilities	18, 25	355	879	346
364	334	406	*Total short term liabilities*		525	1 042	481
1 188	780	719	TOTAL LIABILITIES		834	1 495	1 307
2 027	1 615	1 502	TOTAL EQUITY AND LIABILITIES		1 503	2 254	2 066
			Guarantees	27			
			[illegible]	[illegible]			

STATEMENT OF CASH FLOW 01.01. - 31.12.

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
45	20	65	Earnings before tax	10	-5	46
91	142	85	Ordinary depreciation and write downs	45	107	35
-24	-27	-31	Taxes paid	-5	-2	-1
112	135	119	Funds from operations	50	100	80
79	140	39	Net change in accounts receivable	31	135	94
42	20	23	Net change in inventories	52	-42	43
-70	67	-31	Net change in other working capital items	-9	112	-265
163	362	150	NET CHANGE IN CASH FROM OPERATIONS	124	305	-48
-165	-66	-61	Investments in fixed assets and intangibles	-42	-48	-83
106	8	38	Disposal of fixed assets/ shares	12	1	75
-59	-58	-23	NET CHANGE IN CASH FROM INVESTMENTS	-30	-47	-8
4	-1	24	Net change in financial investments	52	53	146
-31	-379	-155	Payment of long term liabilities	-150	-370	-16
-22	0	0	Net change in short term interest bearing debt	0	0	-31
-49	-380	-131	NET CHANGE IN CASH FROM FINANCING	-98	-317	99
55	-76	-4	NET CHANGE IN CASH POSITION	-4	-59	43
89	144	68	Cash deposits 01.01	21	80	37
144	68	64	CASH DEPOSITS 31.12	17	21	80

Also refer to note 20.

ACCOUNTING PRINCIPLES

General
The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles. The valuation and classification principles below apply both to Unitor ASA and the Group accounts.

Consolidation
The Group accounts show the total profit / loss and financial position of Unitor ASA and its controlling interests as a whole. The consolidated accounts include companies where Unitor ASA has a direct or indirect ownership of more than 50% of the voting shares, or otherwise has direct control. Subsidiaries are consolidated 100% line by line in the group accounts. Companies acquired during the year are consolidated from the time of the acquisition. Companies sold during the period are deconsolidated at the time of the sale. Accumulated equity in subsidiaries after acquisition is classified as group reserve. Reference is made to note 24 for an overview of consolidated subsidiaries.

Companies where Unitor has a direct or indirect ownership of of more than 50%, but where control is temporary due to an intention to sell some or all the shares, are accounted for using the equity method. The equity method is also used in Unitor ASA.

Intercompany receivables and liabilities and all material transactions between Group companies, as well as internal profit in inventories, have been eliminated.

Unitor ASA's shares in subsidiaries are eliminated against the equity at the time of acquisition of the subsidiary (the purchase method). Identifiable assets and liabilities are measured at their fair value on the date of acquisition. Excess cost is recognised as goodwill. In accordance with the Accounting Act amortisation is performed on a straight line basis over the estimated economic life of the goodwill.

The assets and liabilities of foreign subsidiaries are translated using period-end exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as part of other equity.

Currency exchange differences on loans/forward contracts that secure net equity investments in foreign subsidiaries are charged to other equity in the group accounts (included in the profit and loss statement for Unitor ASA).

The gain or loss from sales of shares in subsidiaries is calculated as the difference between the sales price and the equity in the subsidiary at the time of divestment minus the book value of any excess values included in the consolidation and any net deferred taxes.

The consolidated financial statements have been prepared using uniform accounting policies for all Group companies.

Valuation and classification principles
In accordance with Norwegian GAAP the financial statements are based on the transaction, matching and historic cost principle. Furthermore a concept of prudence and clean surplus accounting has been adopted. The best estimate is used when there is uncertainty related to an accounting estimate. The statements have been prepared on the assumption that the company is a going concern.

Classification
All assets and liabilities related to the operating cycle are classified as current/short-term. For receivables and liabilities outside the operating cycle, the current/non-current distinction is determined based on a one year maturity-rule as from the acquisition date.

Operating revenues
Sales of goods and services are reported as operating revenues at time of delivery. Long term contracts are taken to income based on the Percentage-of-Completion method. In compliance with the earned income principle, a relative share of the total contract amount and expenses, equal to the work that has been done at the time of closing the accounts, is included in the profit and loss statement. For projects that at the time of evaluation are expected to produce a loss, provision is made immediately for the total loss expected (the prudence principle).

ACCOUNTING PRINCIPLES

Cost of goods sold

Cost of goods sold is recognised according to the corresponding revenue in accordance with the matching principle. Cost of goods sold also includes, in addition to cost of goods for resale, man-hour costs for service and direct and indirect operating costs related to Ships Equipment activities.

Taxes

The Group's tax expenses and tax liabilities are presented in the accounts using the liability method for calculating deferred tax. The profit and loss statement includes the change in deferred taxes in addition to tax payable on the profit for the year. The deferred tax liability/tax asset is related to taxable and deductible temporary differences, which is the differences between book value and the assets tax base. Taxable and deductible differences, which are, or may be, reversed in the same period, are offset. Any remaining deductible difference is used as a basis for recognising a deferred tax asset if future taxable income is likely to occur. Deferred tax liability and assets are presented net within the same tax regime.

Fixed assets

All tangible assets with a useful economic life in excess of 3 years are recognised at their original cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated economic life of the assets.

Maintenance of tangible assets is recorded as an operating cost, whereas improvements are capitalised and depreciated along with the corresponding asset.

Gains or losses on the sale of fixed assets are recorded as operating revenues and other operating costs respectively.

Goodwill

Goodwill is the difference between the amount paid for an acquired company and the identifiable fair value of the assets and liabilities of the acquired company. Goodwill is amortised over its expected useful life. Goodwill is amortised over 10 – 20 years.

Other intangible assets

Expenses related to the acquisition and development of intangible assets are capitalised if the criteria for capitalisation are fulfilled.

Receivables and liabilities in foreign currencies

Unitor ASA's receivables and liabilities are converted into NOK at end-of-period exchange rates. Realised and unrealised gains and losses are recorded as income or costs on an ongoing basis. See also "Financial instruments and the hedging strategy" below.

Inventories

Inventories are carried at original cost, based on the FIFO principle, or the market value - which ever is the lowest. The original cost of purchased goods is the purchase price. The original cost of work in progress and own manufactured goods is the direct cost of production plus a share of the indirect cost of production.

Inventories are reduced for estimated obsolescence.

Accounts receivable

Accounts receivable include invoiced accounts receivable less provision for potential bad debt. Accounts receivable also include accrued operating revenues from applying the Percentage-of-Completion method less prepayments related to the project recorded as income.

Cash and deposits

Cash and deposits include cash and bank deposits. Restricted cash is included as cash and cash deposits.

Pension commitments

The Group's Norwegian companies have pension schemes which entitle the employees to agreed future pension benefits (benefit plans). The benefits are based on years of service and salary level at retirement age. Pension commitments linked to such schemes less the market value of the assets involved are included in the balance sheet. The computed pension cost and the net pension commitment are based on assumptions of discount rate, future growth in the salary, pension regulation/inflation, and expected return on the pension plan assets.

The Group's non-Norwegian subsidiaries mainly have pension schemes where the company's commitment is to contribute to the individual employee's pension scheme (contribution plans).

Accounting for pensions is based on linear earnings and expected final salary level. Estimate deviations exceeding 10 per cent of the higher of pension obligations and pension plan assets are amortized over the expected remaining service period (corridor). Changes in pension plans are expensed when the plan is changed.

The early retirement pension reserve is based on the net present value of the agreed pension, including expected regulation up to retirement age. Costs related to compensation for an insufficient number of years of service thus leading to a reduced pension from the National Insurance Scheme and continued membership of the group pension scheme are also included.

Financial instruments and the hedging strategy
Financial instruments are regarded as hedging contracts and the effects on profits are booked in step with the underlying cash flows or balance sheet.

Forward contracts
The sale of future net currency inflow in USD is considered to be a hedging contract on the basis of a conservative assessment of the expected cash flow. Unrealised gains/losses on such forward currency contracts are recorded as profit in step with the underlying net currency inflow in USD. Similarly, purchases of future net currency outflow in EUR, GBP, etc. are considered to be hedging contracts and are booked in the same way as net currency inflow in USD. Continuous assessments are made of acceptable exchange rates.

For forward contracts that are entered into to hedge the company's balance sheet, unrealised gains and losses are taken through income. The premium or discount of the forward contracts is booked on a current basis as interest income or interest costs allocated over the lifetime of the individual contract. Exposure in net equity in subsidiaries is hedged on a current basis.

Options contracts
Options contracts are entered into in the same way as forward contracts to hedge the exchange rate for future currency inflows in USD or future currency outflows in other currencies. For accounting purposes these are treated equally. Option premiums paid at the time the agreement is entered into are accrued according to the due dates of the underlying contracts. Currency options are valued at the lower of historical cost and real value.

Future interest agreements
Future interest agreements are evaluated at the market value on the balance sheet date. The net effect on the profit of the interest income and costs related to these contracts is accrued over the lifetime of the contract and is recorded under financial items.

Cost relating to loans
Fees which relate to the company's loan agreements are capitalised and amortised over the lifetime of the loan.

Cash flow
The cash flow statement has been drawn up in accordance with the indirect method. Both cash and bank deposits are treated as cash.

Segment information
Operating revenues are distributed between central geographic areas and the Ships Service and Ships Equipment Divisions. As a result of most of the subsidiaries having turnover within all the divisions and areas of activity without having a full allocation of the costs, the operating profit/loss

per area of business has little relevance and is therefore not reported. Reference is made to note 2 for specification of operating revenues and cost of goods sold.

Share option plans
Employee compensation expense is measured on the date of the eventual grant of the share options and represents the excess of the quoted market price of the shares over the share option price. Social security taxes are measured at the end of each reporting period based on the excess of the quoted market price of the shares over the exercise price. The expenses are recognised as personnel costs on a straight-line basis over the service period.

Implementation of the International Financial Reporting Standard (IFRS)
Unitor will as a stock listed company implement international accounting standards (IFRS) from IASB as governing accounting principles if laws and regulations require such a treatment from 2005. As a consequence, the financial statements of 2004 will be reworked in order to present comparable figures in line with IFRS. It has been observed that changes in the accounting standards are still ongoing with respect to the preparation of the 2005 financial statements and a full analysis of todays and tomorrows accounting principles cannot be complete. The implementation of IFRS will most likely result in the following accounting treatment differences:

- Certain differences related to the the accounting treatment of foreign currency and hedge accounting could result in changes in the recognition and classification of revenues and expenses
- Certain differences related to individual valuations of fixed assets and hence residual values could result in changes in ordinary depreciation and certain value differences could also result in an adjustment of the equity section in the opening balance of 2005
- Certain differences related to the accounting for pensions could result in an adjustment of the equity section in the opening balance of 2005
- Proposed dividends will not be presented as a short-term liability.
- Goodwill will most likely not be subject to ordinary depreciation, but be tested for write down at least once a year

Unitor will if possible quantify the effect of the implementation of IFRS in the financial statements of 2004. Unitor will most likely prepare it's first IFRS accounts the first quarter of 2005.

All figures in MNOK

Note 1 ACQUISITION AND DIVESTMENT OF ACTIVITIES

		Country	Included / excluded as per	Amount of investment/ sale	Op. revenues in year of acq. / sale
2003					
Unitor FiFi Systems AS	divestment	Norway	01.06.03	2	10
Unitor Production China Co , Ltd	investment	China	24.09.03	2	2
UK Holding	liquidation	U.K.	30.04.03	0	0
UK Ldt II	liquidation	U.K.	30.04.03	0	0
2002					
Unitor China Co. Ltd	investment	China	01.06.02	2	0
Unitor Ships Service Philippines Inc..	investment	Philippines	01.09.02	2	1
Unitor Ships Service SA France	liquidation	France	30.11.02	0	0
2001					
Unitor FiFi Systems AS	*acquisition*	Norway	01.06.01	0	15
TI Marine Contracting	demerger	Norway	01.01.01	0	81
Marine Fire Protection	liquidation	Denmark	31.12.01	0	0
Svenska Skum	divestment	Sweden	31.05.01	64	38

Note 2 OPERATING REVENUES

Operating revenues distributed by geographical area:

	EU and EEA	America	Asia	Other	Total
2003					
Operating revenues	1 017	422	671	49	2 159
2002					
Operating revenues	1 036	446	669	77	2 228
2001					
Operating revenues	1 124	544	679	106	2 453

Sales development by product group:

Unitor Ships Service	2003	2002	2001
Chemicals	528	514	565
Safety	322	397	392
Refrigeration	239	248	302
Maintenance and Repair	382	412	534
Miscellaneous	36	35	33
Unitor Chemicals	130	128	116
Total operating revenues	**1 637**	**1 734**	**1 942**

Unitor Ships Equipment	2003	2002	2001
Chemicals	2	1	2
Safety	294	246	226
Refrigeration	52	25	42
Maintenance and Repair	34	46	56
Miscellaneous	0	0	1
TI Marine Contracting	130	143	131
Svenska Skum (Divested as per 31.05.01)	0	0	38
Unitor FiFi Systems (Divested as per 01.06.03)	10	33	15
Total operating revenues	**522**	**494**	**511**

Operating revenues and cost of goods sold per division	2003	2002	2001
Revenues Unitor Ships Service	1 637	1 734	1 942
Revenues Unitor Ships Equipment	522	494	511
Operating revenues	**2 159**	**2 228**	**2 453**
Cogs Unitor Ships Service	816	861	985
Cogs Unitor Ships Equipment	396	366	363
Cost of goods sold	**1 212**	**1 227**	**1 348**

Note 3 JOINT VENTURES AND AFFILIATED COMPANIES

	MTS	Marine Alliance	Total
Value at 31.12.02	0	3	3
Capital increase	5	0	5
Share of net profit 2003 *	-5	-3	-8
Value at 31.12.03	**0**	**0**	**0**

** The share of net profit is for MTS booked as finance cost since this is considered to be a financial investment.*
All activities in the Marine Alliance were transferred back to the owners, Unitor and BP Marine, in 2003.

Note 4 WAGES AND SOCIAL BENEFITS

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
357	331	328	Salaries	87	94	81
57	69	66	Social insurance premium	14	16	13
12	14	6	Pension expenses	-6	1	1
39	30	26	Other benefits	8	8	8
465	**444**	**426**	**Total wages and social benefits**	**103**	**119**	**103**
1 355	1 251	1 330	Average number of employees	149	155	167

REMUNERATION TO THE BOARD OF DIRECTORS, PRESIDENT AND AUDITOR

In 2003 Unitor paid the its president NOK 1,889,854 as salary. NOK 184,021 of this was bonus for the year 2002. The pension premium paid for the group president was NOK 731,790 in 2003 and NOK 606,752 in 2002. Other taxable remuneration amounted to NOK 106,173.

The president will upon resignation receive his ordinary salary until he takes up another position, limited to 18 months from the time of resignation. The President retirement age is 67 years.

Total remuneration to the Board of Directors amounted to NOK 729,444 for 2003 and NOK 630,555 in 2002.

Total remuneration to the Auditor was for Unitor ASA MNOK 1.3 and MNOK 1.4 for the years 2003 and 2002 respectively. Of this MNOK 0.3 was fees related to other accounting- and tax-related assistance for the year 2003.

Total remuneration to the Auditor was for the Unitor Group MNOK 6 and MNOK 5.9 for the years 2003 and 2002 respectively. Of this MNOK 1.3 and MNOK 1.2 were fees related to other accounting- and tax-related assistance for the years 2003 and 2002 respectively. All amounts are ex. VAT.

LOANS TO EMPLOYEES

Loans to employees totalled NOK 155,814 as at 31.12.2003.

Note 5 OTHER OPERATING COSTS

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
0	0	0	Commission to subsidiaries and agents	134	150	168
13	11	8	Loss on bad debts	5	10	13
124	100	100	Maintenance and rental	41	39	58
61	71	66	Office expenses	25	29	7
102	94	96	Sales and administration expenses	42	38	32
163	143	128	Other *	-79	-49	-65
463	**419**	**398**	**Total other operating costs**	**168**	**218**	**213**

** Net after charging Intercompany fees to subsidiaries.*

Note 6 OTHER FINANCIAL COSTS

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
0	0	0	Group contribution	-41	-57	0
-12	0	0	(Gain)/loss on sale of subsidiaries *	2	0	-36
2	0	0	Net currency (gain)/loss	15	-34	-11
2	-64	-72	(Gain)/loss on hedging of positive cash flow in USD	-72	-64	2
16	23	14	Other net financial costs**	56	81	12
8	**-41**	**-58**	**Total other financial costs/(income)**	**-41**	**-74**	**-33**

** Sale of FiFi Systems (2003) and Svenska Skum ab (2001).*
*Unitor ASA:** includes share of result from MTS AS and write downs of MNOK 25 for shares in UNIREF (2003) and MNOK 64,8 for shares in Unitor UK Holding Ltd (2002).*

Note 7 TAXES

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
			Basis for taxation:			
			Earnings before taxes	10	-5	46
			Permanent differences	-25	-14	21
			Change in timing differences	21	50	-89
			Basis for taxation current year	**6**	**31**	**-22**
			Taxes:			
			Taxes payable	2	8	0
			Withholding tax and tax payable branches	0	2	1
			Used remuneration and credit foreign tax	-3	-3	0
			Correction previous years	0	0	0
			Tax payable current year	**-1**	**7**	**1**
			Tax payable:			
3	10	-1	Norway	-1	7	1
24	21	17	Abroad	0	0	0
27	**31**	**16**	**Total tax payable**	**-1**	**7**	**1**
			Change in deferred tax:			
19	-12	9	Norway	3	-12	19
-23	-9	0	Abroad	0	0	0
-4	**-21**	**9**	**Total changes in deferred tax**	**3**	**-12**	**19**
23	**10**	**25**	**Taxes**	**2**	**-5**	**20**
			Timing differences:			
-95	-63	-71	Short term items	-48	-27	-43
52	-75	-18	Long term items	-4	-44	38
2	2	2	Other items	2	3	4
0	0	-12	Remuneration dividend carried forward	-7	0	0
-41	**-136**	**-99**	**Net timing differences**	**-57**	**-68**	**-1**
-171	**-106**	**-120**	**Loss carried forward incl. remuneration**		**0**	**-22**
-212	**-242**	**-219**	**Basis for deferred taxes**	**-57**	**-68**	**-23**
-64	**-81**	**-77**	**Deferred tax assets**	**-16**	**-19**	**-6**
0	**5**	**8**	**Deferred tax liability**	**0**	**0**	**0**
-64	**-76**	**-69**	**Net deferred tax asset entered in the balance sheet**	**-16**	**-19**	**-6**

At the year-end 2003 the Unitor Group has a total of MNOK 120 as tax loss to be carried forward.
Total tax loss carried forward expires as follows (in MNOK):

2004	2
2005	2
2006	1
2007	5
2008	13
Thereafter	82
Without expiration	15
Total	**120**

Note 8 EARNINGS PER SHARE

Unitor Goup

	2003	2002	2001
Basic earnings per share*	2.06	0.53	1.13
Net profit	40	10	22
Time weighted average number of shares issued	19.55	19.55	19.55
Number of shares per 01.01	19.55	19.55	19,.55
Number of shares per 31.12	19.55	19.55	19.55

** No option schemes in place that will dilute the basic earnings per share based on prevaling share price per 31.12.2003.*
Number of shares is displayed in millions.

Note 9 Goodwill

Unitor Goup

	Accumulated cost price 01.01.03	Accumulated depreciation 01.01.03	Book value 01.01.03 in 2003	Investments/ disposals	Write downs in 2003	Depreciation in 2003	Book value 31.12.03
Ginge Kerr	17	15	2	0	0	1	1
Rochem	76	59	17	0	0	4	13
Miscellaneous	7	4	3	0	0	0	3
Total	**100**	**78**	**22**	**0**	**0**	**5**	**17**

Goodwill is amortised over 10-20 years.
Goodwill is amortised over its expected useful life, in accordance with calculations made at the time of purchase and depending on its constituent elements.

Note 10 NOTE 10 FIXED ASSETS AND INTANGIBLE ASSETS

Unitor Group	Machinery & Equipment	Buildings and land**	Ships	IT-project & other intangible assets	Total
Cost price 01.01.2003	352	348	3	187	890
Investments	26	3	0	32	61
Disposals at cost price	-47	-22	0	0	-69
Currency adjustments	8	28	0	0	36
Cost price 31.12.2003	**339**	**357**	**3**	**219**	**918**
Acc. ordinary depreciation 01.01.2003	-236	-111	-1	-59	-407
Ordinary depreciation	-33	-14	0	-29	-76
Write downs	-4	0	0	0	-4
Disposals acc. depreciation	28	8	0	0	36
Currency adjustments	-3	-7	0	0	-10
Acc. ordinary depreciation 31.12.2003	**-248**	**-124**	**-1**	**-88**	**-461**
Book value 31.12.2003	**91**	**233**	**2**	**131**	**457**
Depreciation period	4-14 years	20-33 years	20 years	8 years	
Book value distributed per geographic area					
North Europe	72	161	0	131	364
SEE, Middle East and South Africa	4	3	0	0	7
Americas	7	17	0	0	24
Asia Pacific	8	52	2	0	62
TOTAL	**91**	**233**	**2**	**131**	**457**

Unitor ASA	Machinery & Equipment*	Buildings and land**	IT-project & other intang-ible assets	Goodwill***	Total
Cost price 01.01.2003	90	1	187	8	286
Investments	10	0	32	0	42
Disposals at cost price	-17	0	0	0	-17
Cost price 31.12.2003	**83**	**1**	**219**	**8**	**311**
Acc. ordinary depreciation 01.01.2003	-39	0	-59	-3	-101
Ordinary depreciation	-12	0	-29	0	-41
Write downs	-4	0	0	0	-4
Disposals acc. depreciation	5	-1	0	0	4
Acc. ordinary depreciation 31.12.2003	**-50**	**-1**	**-88**	**-3**	**-142**
Book value 31.12.2003	**33**	**0**	**131**	**5**	**169**
Depreciation period	4-14 years	20-33 years	8 years	20 years	

** Cylinders included in Machinery & Equipment.*

*** Land is not depreciated.*

**** The goodwill is related to Ginge Kerr.*

Note 11 INVENTORIES

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
31	20	21	Raw materials	0	0	0
15	29	24	Goods / projects in process	2	18	3
417	394	375	Finished goods	184	220	193
463	**443**	**420**	**Total inventories**	**186**	**238**	**196**
51	21	25	Accrual obsolete inventory	24	18	48

Note 12 ACCOUNTS RECEIVABLE

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
592	449	412	Accounts receivable - invoiced	336	362	498
-18	-15	-17	Provision for bad debts	-18	-14	-15
574	**434**	**395**	**Total accounts receivable**	**318**	**348**	**483**
19	11	4	Recorded loss on accounts receivable	1	11	19

Note 13 CASH, BANK DEPOSITS AND OVERDRAFT

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
128	58	53	Cash and bank deposits - unrestricted	17	21	80
16	10	11	Cash and bank deposits - restricted	0	0	0
144	**68**	**64**	**Total cash and bank deposits**	**17**	**21**	**80**
0	3	17	Bank overdraft	6	59	0

Unitor ASA

The company's employee's tax liabilities are secured by a bank guarantee.
The unused bank overdraft facility amounts to MNOK 42.

Note 14 EQUITY

	Share capital	Share premium reserve	Other equity Unitor ASA	Other equity Group	Total
Equity per 31.12.99	244	355	176	59	834
Net profit			4	2	6
Equity per 31.12.00	**244**	**355**	**180**	**61**	**840**
Corrections due to intra group transfers*			3	-3	0
Net profit			26	-4	22
Currency exchange differences			0	-23	-23
Corrections previous years**			-49	49	0
Equity per 31.12.01	**244**	**355**	**160**	**80**	**839**
Net profit			0	10	10
Currency exchange differences			0	-14	-14
Equity per 31.12.02	**244**	**355**	**160**	**76**	**835**
Net profit			8	32	40
Dividend			-98	0	-98
Currency exchange differences			0	6	6
Equity per 31.12.03	**244**	**355**	**70**	**114**	**783**

** The total changes in deferred tax in Unitor ASA in 2001 do not reflect changes in deferred tax assets due to the use of the Norwegian Intra group regulation for the sale of assets to TI Marine Contracting AS as of 01.01.01. For Unitor Group this has no effect.*

*** The correction in previous years relates to the correction of a factoring fee between Unitor Ships Service Inc. (USA) and Unitor ASA. The correction relates to the years 1995-1998. The Unitor share's nominal value is NOK 12.50 per share.*

Note 15 PENSIONS

The Unitor Group has both contribution and defined benifit plans. The Norwegian pension schemes are mainly defined benefit plans, while schemes outside Norway are mainly contribution plans. The Norwegian plans are mostly coordinated with expected contributions from the National Insurance Scheme. The Group also has some minor unfunded pension liabilities. The annual costs from these plans are immaterial. Provisions for early retirement have been calculated separately and are included in the liabilities of MNOK 6. Recorded changes in pension plans have resulted in a reduced pension cost of MNOK 10 for the Group. External actuaries have been used to estimate the values of plan assets and liabilities incurred. The effect of changes in estimated values and the deviation between estimated and actual returns on plan assets are recorded in the profit and loss, over the average remaining pensionable service when the accumulated effect exceeds 10% of the larger of plan assets and incurred liabilities. Net pension assets and liabilities are presented gross in the Balance Sheet since pension liabilities consist of early retirement funds and other liabilities.

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
			Economic assumptions			
6,0%	6,0%	6,0%	Interest rate	6,0%	6,0%	6,0%
7,0%	7,0%	7,0%	Expected return on plan assets	7,0%	7,0%	7,0%
3,3%	3,3%	3,3%	Expected increase in Norwegian Government basic pension	3,3%	3,3%	3,3%
3,3%	3,3%	3,3%	Regulation of wages	3,3%	3,3%	3,3%
2,5%	2,5%	2,5%	Regulation of pensions	2,5%	2,5%	2,5%
			Spesification of current years pension costs			
6	5	5	Net present value of this years pension costs	4	3	5
4	6	5	Interest costs of incurred pension liabilities	3	4	5
-7	-7	-7	Expected return on plan assets	-5	-5	-6
1	1	0	Charged social security tax	0	1	1
0	0	-10	Recorded changes in pension plans	-9	0	0
-6	0	1	Recorded share of changes in estimated values	1	0	-6
14	8	12	Pension cost contribution plans	0	0	0
12	**13**	**6**	**Net pension costs**	**-6**	**3**	**-1**
			Specification of net pension liabilities			
129	107	106	Estimated value of incurred liabilities	72	73	94
115	112	109	Estimated value of plan assets	74	77	86
14	**-5**	**-3**	**Net pension liabilities**	**-2**	**-4**	**8**
-4	1	-9	Accumulated changes in estimated values	-5	3	-4
10	**-4**	**-12**	**Net pension assets/liabilities on balance sheet***	**-7**	**-1**	**4**

** Net pension assets and liabilities.*

Note 16 RESTRUCTURING AND WRITE DOWNS

Unitor Group

	2003	2002	2001
Restructuring accruals 01.01	3	7	17
Change in restructuring accrual	8	-4	-10
Restructuring accruals 31.12	**11**	**3**	**7**
Write downs and restructruring cost expensed to this year's result			
Write down Goodwill Dobson	0	31	0
Write down buildings	0	16	0
Write downs other	0	2	0
Write downs cylinders	4	0	0
Restructuring cost	20	4	0
Total write down and restructuring cost this year	**24**	**53**	**0**

Note 17 LIABILITIES TO FINANCIAL INSTITUTIONS

Distribution of long term interest bearing liabilities by currency (amount in MNOK):

Currency	2003	2002	2001
NOK	0	0	0
USD	233	313	581
EUR	50	124	226
Total liabilities to financial institutions	**283**	**437**	**807**

Per 31.12.03, the average interest rate on Unitor Group's long term USD loans is 2.09%.
Per 31.12.03, the average interest rate on Unitor Group's long term EUR loans is 2.71%.

The weighted average interest rate for long term interest bearing debt is in addition influenced by a premium or a discount (bips) on forward contracts related to the Balance Sheet Hedge. Per 31.12.03 the unrealised net interest income not reflected in the balance sheet was MNOK 0.8.

Amortisation plan for long term interest bearing liabilities distributed by type of loan:

Year	Mortgage loan	Other liabilities	Total
2003	0	0	**0**
2004	0	0	**0**
2005	0	283	**283**
2006	0	0	**0**
After 2006	0	0	**0**
Total	**0**	**283**	**283**

The Group's main debt financing consists of a revolving credit facility of MUSD 110, out of which MUSD 42.5 has been drawn as at 31.12.03. Of this, MUSD 7.5 is drawn in EUR.

Financial covenants:
(i) Net interest bearing debt to EBITDA ratio: Not to exceed 3.25 as from 31.12.03 and 3.00 as from 30.06.04 and thereafter.
EBITDA is defined as earnings before interest, taxes, depreciation and amortisation of goodwill, corrected for gains or losses in cashflow hedging.
(ii) Interest coverage ratio: At all times higher than 4.0: Defined as net interest bearing debt divided by net interest expense.
(iii) Interest Bearing Debt to Tangible Net Worth Ratio: At all times to be less than 1.4. Tangible Net Worth is defined as total shareholders' equity less goodwill and other intangibles. Per 31.12.2003 Unitor is in compliance with all financial covenants.

Note 18 OTHER SHORT TERM LIABILITIES

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
25	10	15	Accruals other benefits	0	0	0
0	0	0	Short term liabilities to subsidaries	307	845	324
76	114	102	Other	48	34	22
101	**124**	**117**	**Total other short term liabilities**	**355**	**879**	**346**

Note 19 PLEDGES

Unitor has not mortgaged any assets. The financial institutions have however a negative pledge on all material assets.

Note 20 STATEMENT OF CASH

The Unitor Group had a positive cashflow from operations of MNOK 150, compared with a positive cashflow of MNOK 362 in 2002. Funds generated from operations were MNOK 119 compared to MNOK 135 in 2002. EBT contributed MNOK 65 compared to MNOK 20 the previous year. Ordinary depreciation and write-downs were MNOK 85 compared to MNOK 142 the previous year. The net currency effect on the operational balance sheet items was immaterial for 2003 it had a significant impact last year due to a strong NOK compared to the USD. This effect was valid for 2003 but was offset by a weak NOK towards EUR. Reductions in accounts receivables were MNOK 39 compared to the positive contribution of MNOK 140 the previous year whereas currency contributed MNOK 88. Inventories also fell by MNOK 23, which is an improvement of MNOK 3 on last year.

Net change in in cash from investments was only MNOK 23 in 2003 compared to MNOK 58 in 2002. Investments MNOK 61 went slightly down by MNOK 5 from previous year. A solid focus on the balance sheet in order to free up assets resulted in a contribution of MNOK 38 disposals compared to MNOK 8 the previous year.

Net changes in cash from financing activities were negative MNOK 131 compared to negative MNOK 380 previous year. Most of the cash generated from the operational activies were used to repay long-term liabilities by MNOK 155 compared to last year downpayments of MNOK 379. The net currency effect in 2003 was insignificant while it accounted for MNOK 180 of the long-term liability reduction in 2002. A positive change in financial investements caused by mainly a reduction in long-term receivables contributed with MNOK 24 compared to a negative contribution of MNOK 1 the previous year.

The cash position was reduced by MNOK 4 in 2003, and ended up at MNOK 64.

Note 21 FINANCIAL MARKET RISK AND FINANCIAL INSTRUMENTS

CURRENCY RISK

The Unitor Group's cash flow is exposed to a number of different currencies related to a net currency inflow (USD) and net outflow (various currencies). Continuous evaluation of acceptable hedging rates for future cash flows is performed. Financial instruments used for hedging are forward contracts or options (option combinations). Unitor Group's balance sheet items are exposed to various currencies. This exposure is hedged as it occurs by entering into forward contracts.

NET CASHFLOW HEDGE

Forward exchange contracts against NOK per 31.12.03

	Bought/Sold	Amount in currency	Average rate hedged	Avg. remaining terms (months)	Unrealised * gain/(loss)
USD 2004	Sold	50	7.25	8	23
USD 2005	Sold	11	6.87	19	2
EUR 2004	Bought	10	8.11	8	3
Total outstanding contracts					**28**
Whereof recorded against equity					0
Whereof recorded in Profit and Loss					0

** Unrealised gain / (loss) is the market value (forward rate) on outstanding forward contracts per 31.12.03.*

All figures in MNOK

PROJECT HEDGE (TI MARINE CONTRACTING)

Forward exchange contracts against NOK per 31.12.03

	Bought/Sold	Amount in currency	Avg. remaining terms (months)	Unrealised * gain/(loss)
USD	Sold	11	19	31
JPY	Sold	529	14	0
Total outstanding contracts				**31**
Whereof recorded against equity				0
Whereof recorded in Profit and Loss				4

** Unrealised gain / (loss) is the market value (forward rate) on outstanding forward contracts per 31.12.03.*
Projects are booked to the P&L on a running basis, while the liquidity effects are realised at maturity of the hedge contract.

BALANCE HEDGE

Forward exchange contracts against NOK per 31.12.03

	Bought/Sold	Amount in currency	Avg. remaining terms (months)	Unrealised * gain/(loss)
USD	Sold	18	2	2
GBP	Sold	1	2	0
EUR	Sold	22	2	-5
JPY	Sold	1 100	2	1
SGD	Sold	8	2	0
KRW	Sold	5 000	2	0
Total outstanding contracts				**-2**
Whereof recorded against equity				-3
Whereof recorded in Profit and Loss				0

** Unrealised gain / (loss) is the agio / (disagio) against endrate 31.12.03 including accrued interest on outstanding forward contracts. Agio / (disagio) effects are booked against equity, while accrued interest on outstanding contracts is booked against the P&L.*

Forward option contracts related to hedging of future cash flows in various currencies will be included in P/L continuously as the net underlying currency inflow or outflow occurs.

Forward and options contracts related to hedging of the Group's balance sheet items are booked against equity.

INTEREST RATE RISK

Interest rate swap contracts per 31.12.03

	Amount in currency(mill)	Interest rate	Avg. remaining terms (days)	Unrealised * gain/(loss)
USD Swaps	30	2.24 %	1 007	
USD Loan unhedged	5	1.17 %	30	
USD Portfolio	35	2.09 %	868	1
EUR Swaps	5	2.83 %	817	
EUR Loan unhedged	1	2.14 %	89	
EUR Portfolio	6	2.71 %	696	0
Whereof recorded against equity				0
Whereof recorded in Profit and Loss				0

** Unrealised gain / (loss) is the market value (interest rate swap) on outstanding contracts per 31.12.03.*

Note 22 MAJOR EXCHANGE RATES IN 2003 AND 2002

	2003 Average rate	2003 Closing rate	2002 Average rate	2002 Closing rate
USD	7.0867	6.6510	7.9810	6.9460
EUR	7.9977	8.3869	7.5095	7.2683
JPY	6.1070	6.2100	6.3660	5.8500
GBP	11.5551	11.9046	11.9522	11.1726

NOTE 23 SHARES IN SUBSIDIARIES

Shares in subsidiaries	Country of Registration	Companies share capital	Ownership/ voting right	Book value 31.12.03 NOK 1,000
Unitor Pty. Ltd.	South Africa	ZAR 910	100%	1 656
Unitor Argentina	Argentina	ARS 12	100%	2 105
Unitor Ships Service Equipam. Maritimos Ltda.	Brazil	BRR 275	100%	974
Unitor Ships Service Ltd. Canada	Canada	CAD 1	100%	5
Unitor Ships Service NV	Netherl. Ant.	ANG 10	100%	43
Unitor Panama SA	Panama	USD 25	100%	148
Unitor Holding Inc.	USA	USD 1.759	100%	67 153
Unitor (China) Co. Ltd.	China	CNY 1.655	100%	1 573
Unitor (China) Production Co. Ltd.	China	CNY 2.483	100%	2 104
Unitor Ships Service Ltd.	Hong Kong	HKD 0	100%	0
Unitor Ships Service Co. Ltd.	Japan	JPY 300.000	100%	18 683
Unitor Korea Ltd.	Korea	KRW 290.000	100%	2 831
Unitor Trading (Malaysia) SDN BHD	Malaysia	MYR 50	100%	127
Unitor Ships Service Philippines Inc.	Philippines	PHP 10.326	100%	1 518
Unitor Ships Service Pte. Ltd.	Singapore	SGD 100	100%	220
Unitor Ships Service NV	Belgium	EUR 62	100%	5 327
Unitor Denmark AS	Denmark	DKK 2.000	100%	18 019
Unitor Ships Service OY AB	Finland	EUR 8	100%	81
Unitor Trading France SA	France	EUR 38	100%	313
Uniref SA	Greece	EUR 3.062	100%	2 562
Unitor Hellas AEVE	Greece	EUR 3.258	100%	64 395
Unitor Trading SRL	Italy	EUR 106	100%	1 145
Unitor Cyprus Ltd.	Cyprus	CYP 10	100%	146
Unitor Ships Service BV	Netherlands	EUR 18	100%	119
Unitor Chemicals AS	Norway	NOK 250	100%	21 050
Ticon Isolering AS	Norway	NOK 100	100%	0
Unitor Polzka SP z.o.o.	Poland	PLZ 5000	100%	10 100
Unitor Equipamentos Maritimos Ltda.	Portugal	EUR 2	100%	30
Unitor de Portugal - Equip. Navais e Ind. Ltda.	Portugal	EUR 2	100%	256
Servicios Navales Uniper SA	Spain	EUR 481	100%	4 274
Unitor UK Ltd	U.K	GBP 150	100%	9 850
Rochem Holding AG	Switzerland	CHF 2.000	100%	89 395
Unitor Ships Service AB	Sweden	SEK 100	100%	62
TI Marine Contracting AS	Norway	NOK 15.000	100%	15 000
Unitor Ships Service GmbH	Germany	EUR 2.761	100%	23 507
Total shares in subsidiaries				**364 770**

Shares in joint ventures and affiliated companies	Country of registration	The Company's share value	Group share	Book value 31.12.03 NOK 1.000
MTS	Norway	NOK 6.601	90%	0
Marine Alliance	Netherlands	TUSD 35	50%	0

Shares in subsidiaries with indirect ownership	Country of registration	Group share
Unitor de Mexico SA de CV	Mexico	100%
Unitor Ships Service Inc.	USA	100%
Ticon Insulation UK Ltd.	U.K	100%

All figures in MNOK

Note 24 SHAREHOLDER INFORMATION

Largest shareholders in Unitor ASA at 31.12.2003

	Name:	No of Shares	% of total Share Capital
1	Umoe Industri AS	13 470 798	68.90
2	Folketrygdfondet	2 044 722	10.45
3	Odin Norge	1 859 700	9.51
4	Kacin KS	336 500	1.72
5	Vital Forsikring ASA	245 280	1.25
6	Skandinaviska Enskil A/C Clients ACC	242 810	1.24
7	Lombard Odoer Darier & Cie	132 000	0.67
8	Herica A/S	130 400	0.66
9	Mustad Industrier AS	92 800	0.47
10	Stenshagen Egil	37 900	0.19

Shares owned by members of the Board, President and Auditors per 31.12.2003

Name:	No of shares
Jens Ulltveit-Moe*	13 470 798
Moritz Skaugen jr. *	1 000
Carsten Hansteen *	0
Knut Øversjøen*	0
Karen Helene Midelfart *	0
Erlend Grimstad *	0
Kai Engedal *	0
Turi Strømberg **	0
Anette Gether **	0
Sten Vedi **	0
Jarle Roth, President & CEO *	336 500

Auditors:	
Ernst & Young	0

** This summary includes shares owned by near family and through companies the person controls.*
The President & CEO has through his company Kacin KS entered into a loan agreement with the major shareholder of the company.
*** Employee representative.*

Note 25 RECEIVABLES AND LIABILITIES RELATED TO SUBSIDIARIES

Unitor ASA	2003	2002	2001
Loans to group companies	332	362	416
Other long term financial assets	2	26	34
Other receivables	84	685	248
Other long term liabilities	19	16	15
Other short term liabilities	355	879	346

Related to subsidiaries:	2003	2002	2001
Loans to group companies	332	362	416
Other receivables	67	665	185
Other long term liabilities	19	16	15
Other short term liabilities	307	845	324

Note 26 OTHER RECEIVABLES

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
47	27	33	VAT	16	16	35
0	0	0	Related to group companies	67	665	185
61	11	7	Other	1	4	28
108	**38**	**40**	**Total other receivables**	**84**	**685**	**248**

Note 27 GUARANTEES

Unitor ASA	2003	2002	2001
Guarantee liabilities to Group companies*	124	121	78
Guarantee liabilities others	11	10	3
Total guarantee liabilities	135	131	81
** Whereof guarantee is for Marine Alliance:*	*33*	*35*	*45*

NOTE 28 LEGAL DISPUTES

As of 31 December 2003, Unitor is not aware of any significant legal dispute.

NOTE 29 SUBSEQUENT EVENTS

No subsequent events have occured that will influence the accounts for the year 2003.

ERNST & YOUNG

Statsautoriserte revisorer

Ernst & Young AS
Oslo Atrium
Postboks 20
N-0051 Oslo

Medlemmer av Den norske Revisorforening

Foretaksregisteret:
NO 976 389 387 MVA

Tel. +47 24 00 24 00
Fax +47 24 00 24 01
www.ey.no

To the Annual Shareholders' Meeting of
Unitor ASA

Auditor's report for 2003

We have audited the annual financial statements of Unitor ASA as of 31 December 2003, showing a profit of NOK 8 million for the parent company and a profit of NOK 40 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and comply with law and regulations.

Oslo, 30 March 2004
ERNST & YOUNG AS

Jan Egil Haga (sign.)
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

Besøksadresse:
Oslo Atrium
Christian Frederiks plass 6
0154 Oslo

Arendal, Bergen, Bø, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Hønefoss, Kongsberg, Kragerø, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måløy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Tromsø, Trondheim, Tønsberg, Vikersund, Ålesund

All figures in MNOK

KEY RATIOS

Unitor Group								
RESULT	Definition		2003	2002	2001	2000	1999	1998
Operating revenues	MNOK		2 159	2 228	2 453	2 419	2 376	2 657
EBIT	MNOK	1	115	109	82	62	34	194
EBITDA	MNOK	2	196	198	173	165	129	296
Earnings before tax (EBT)	MNOK		65	20	45	6	-59	84
Tax rate	%		38.3	48.3	51.1	-	-	46.3
PROFITABILITY								
EBITDA margin	%	3	9.1	8.9	7.1	6.8	5.4	11.1
Net operating margin	%	4	2.0	2.0	3.5	4.6	2.6	8.6
Gross profit margin	%	5	3.0	0.9	1.8	0.2	-2.5	3.2
Net profit margin	%	6	1.9	0.5	0.9	0.2	-2.5	1.7
Return on capital employed	%	7	3.5	3.1	5.1	6.9	4.0	14.4
Return on equity	%	8	5.0	1.2	2.6	0.7	-6.7	5.0
Number of employees	Number		1 330	1 251	1 253	1 457	1 583	1 687
CAPITAL								
Market value	MNOK	9	528	373	802	1 153	1 173	1 447
Equity	MNOK		783	835	839	840	834	892
Equity ratio	%	10	52.1	51.7	41.4	39.4	41.2	41.7
Net interest bearing debt	MNOK		237	369	663	756	608	492
LIQUIDITY								
Current ratio		11	2.3	2.9	3.5	2.9	2.9	2.3
Cashflow from operations	MNOK		150	362	163	-33	61	222
SHARES								
Earnings per share (EPS)	NOK	12	2.06	0.53	1.13	0.31	-2.97	2.30
Cashflow per share	NOK	13	6.85	4.80	6.90	5.23	1.38	7.50
Book equity per share	NOK	14	40.04	42.73	42.92	42.97	42.64	45.65
Dividends	NOK	15	5.0	-	-	-	-	3.50
Payout ratio	%	16	243.1	-	-	-	-	152.2
Share price 31.12	NOK		27.00	19.10	41.00	59.00	60.00	74.00
Price/earnings ratio			13.1	35.8	36.4	190.3	-	32.2
Number of shares 31.12	x 1,000		19,550	19,550	19,550	19.550	19,550	19,550
Average number of shares	x 1,000		19,550	19,550	19,550	19,550	19,550	19,550

SHAREHOLDER INFORMATION

Unitor aims for its share price to reflect as closely as possible its underlying values as well as expectations of future earnings. In order to achieve this, Unitor keeps the financial market posted about the company's performance through stock market reports and press releases, annual and interim reports and presentations in Norway and abroad. Unitor's web site contains up-to-date information on Unitor in general, the latest news, financial information and the products and services we offer. See www.unitor.com.

Dividend policy

Unitor aims to give its shareholders the best possible return by way of efficient operations and closer links to the customers. The company's ambition is for continued growth and it considers financial freedom of action to be important. The return on the shareholders' investments is realized in the form of rising share prices and distribution of dividends. The Board of Directors has recommended to propose a dividend for 2003 of NOK 5 per share which represents MNOK 98. The reason is the the Company's high equity ratio and the solidity.

Evaluating Unitor

At the 2003 year-end, the price per Unitor share was NOK 27, whereas the number of shares was 19.55 million. The equivalent figures as at December 31, 2002, were NOK 19.10 and 19.55 million respectively, making the total stock market value at the two year-ends approximately MNOK 528 and MNOK 373 respectively. No valuation of the company is presented beyond the above information regarding stock market value. However, several broking houses prepare analyses and valuations. Most factors of significance when assessing the Unitor Group have been covered in previous chapters in this Annual Report, and in the Annual Review, which is available at request to Unitor.



4
2
0
-2
-4
98
99
00
01
02
03
EARNINGS AND DIVIDEND PER SHARE (NOK)
earnings pr share
dividend pr share



1500
1000
500
0
98
99
00
01
02
03
STOCK MARKET VALUE (NOK)

Trading in Unitor Shares

Unitor has been listed on the Oslo Stock Exchange since 1968. In 2003, 4,178,863 shares were traded, producing a current ratio of 21%. Corresponding figures for 2002 were 7,098,545 shares and a current ratio of 36%.



Distribution of shares in Unitor ASA as at 31.12.2003 by geographic area

Area	No.of shareholders	%of no.of shareholders	% of total share capital
Norway	929	80.6	97.4
Sweden	17	1.5	1.3
Switzerland	1	0.1	0.7
U.K.	24	2.1	0.1
USA	46	4.0	0.1
United Arab Emirates	13	1.1	0.1
Other countries	122	10.6	0.3
Total	1 152	100.0	100.0
Trading abroad	223	19.4	2.6

Distribution of shares in Unitor ASA as at 31.12.2003 by shareholder group

Number of shares per shareholder	No.of shareholders	%of no.of shareholders	% of tot share cap
1-100	542	47.0	0.
101-1.000	447	38.8	0.
1.001-100.000	155	13.5	4.
over 100.001	8	0.7	94
Total	1 152	100.0	100

Share price movements on the Oslo Stock Exchanger (1999-2003)

	2003	2002	2001	2000	199
Highest price	30.00	45.00	64.50	77.00	83.0
Lowest price	17.00	10.20	29.00	52.50	48.5
Closing price as at 31.12.	27.00	19.10	41.00	59.00	60.0

Regulation of the opening value with changes in taxed capital (risk)

RISK regulation only applies to Norwegian shareholders and is carried out as of January 1, for those who are shareholders at that time.

RISK-amounts per share for the period 1997 - 2003

1.1.97	1.1.98	1.1.99	1.1.00	1.1.01	1.1.02	1.1.03
NOK 2.17	NOK -0.80	NOK -2.25	NOK -0.63	NOK 0.98	NOK 0	NOK 0.85

Authorisation to increase capital

In the shareholders'meeting held on 12 May 2003 in Unitor ASA, it was resolved to grant the board of directors power of attorney to increase the company's share capital by up to NOK 4,375,000 by an issue of maximum 350,000 new shares, each at a nominal value of NOK 12.50. The shares are to be subscribed to by the Unitor Group's management, on terms and conditions as set out by the board of directors. The existing shareholders'pre-emption right is waived. The power of attorney comprises the right to amend the articles of association pursuant to the captial increase(s) to be implemented. the power of attorney is valid until 12 May 2005.

ANALYST INFORMATION

Profit and loss by quarter

MNOK	4q 2003	3q 2003	2q 2003	1q 2003	4q 2002	3q 2002	2q 2002	1q 2002
Revenues Unitor Ships Service	394	424	404	415	412	425	440	457
Revenues Unitor Ships Equipment	132	138	132	120	118	131	130	115
Operating revenues	526	562	536	535	530	556	570	572
Cogs - Unitor Ships Service	184	214	210	208	210	212	212	227
Cogs - Unitor Ships Equipment	113	99	94	90	85	96	101	84
Cost of Goods sold	297	313	304	298	295	308	313	311
Other operating costs	194	216	201	213	219	212	211	220
Ordinary depreciation	20	21	20	20	22	24	24	24
Restructuring cost and write downs	4	0	0	20	46	0	7	0
Ordinary operating result	11	12	11	-16	-52	12	15	17
Net financial costs	0	7	-20	-34	-19	-13	-1	5
Earnings before taxes	11	5	31	18	-33	25	16	12
Taxes	4	1	13	7	-7	8	5	4
Net profit/(loss)	7	4	18	11	-26	17	11	8

Shares and share capital

The development of the share capital over the past five years

Date	Type of issue/expansion	Change in no. of shares	No. of shares	Share Capital
1999	No share issues		19 549 651	244 370 630
2000	No share issues		19 549 651	244 370 630
2001	No share issues		19 549 651	244 370 630
2002	No share issues		19 549 651	244 370 630
2003	No share issues		19 549 651	244 370 630

DEFINITIONS OF KEY RATIOS

1 EBIT	Ordinary operating result * + net currency hedge
2 EBITDA	Ordinary operating result * + ordinary depreciation + net currency hedge
3 EBITDA margin	EBITDA / Operating revenues
4 Net operating margin	Ordinary operating result * / Operating revenues
5 Gross profit margin	Earnings before tax / Operating revenues
6 Net profit margin	Net profit / Operating revenues
7 Return on capital employed	Ordinary operating result * / Average capital employed (Total assets - non interest bearing debt + accrued dividends)
8 Return on equity	Net profit / Average equity
9 Market value	Share price 31.12. * total outstanding shares
10 Equity ratio	Equity / Total assets
11 Current ratio	Current assets / Short term liabilities
12 Earnings per share	Net profit / Average number of shares (adjusted)
13 Cash flow per share	Net profitNet +ordinary depreciation + loss on accounts receivable + deferred tax / Average number of shares (adjusted)
14 Book equity per share	Equity / Total outstanding shares
15 Dividends	Dividends are adjusted for share issues and share split.
16 Payout ratio	Dividends in percent of earnings per share

* Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity.

ÅRSRAPPORT 2003


UNITOR
UNITOR

INNHOLD

ÅRSBERETNING

Året 2003 ga det beste resultatet for Unitor siden 1998. Ships Service divisjonen reverserte en negativ trend, og strategien for Ships Equipment førte til betydelig vekst.

Virksomheten
Unitor er en av verdens fremste leverandører til skipsbransjen av produkter, service og systemer innenfor områdene sikkerhet, kjøling, kjemikalier, gass, sveising, isolasjon, reparasjon og vedlikehold. Målgruppen er rederier, driftsselskaper og skipsverft innenfor handelsflåten, cruise – offshoremarkedet. Divisjonen Ships Service leverer produkter og tjenester til den internasjonale handelsflåten, i hovedsak basert på langsiktige leveransekontrakter. Divisjonen Ships Equipment leverer systemer og utstyr til skipsverft i forbindelse med nybygg, konverteringer og oppgraderinger.

Året 2003 for Unitor Ships Service ble preget av fortsettelsen på arbeidet med å styrke kjernevirksomheten og markedsposisjonen. Etter noen år med fallende markedsandel, utviklet 2003 seg i positiv retning. Divisjonen leverte produkter og tjenester til nærmere 15.000 skip – en forbedring av Unitors tilstedeværelse i verdensflåten. Det ble gjennomført 177.000 leveranser. Divisjonen opererer med 65 egne kontorer og 156 agenter i 73 land.

Det er gjennomført flere forbedringstiltak i divisjonen for å effektivisere og samtidig tilrettelegge for fremtidig vekst. Divisjonen utførte tidligere logistikktjenester i Rotterdam på vegne av Ships Equipment-divisjonen. I løpet av høsten ble denne funksjonen overført til søsterdivisjonen. I 2002 ble det etablert tre spesialiserte sentre som fremskaffer maritime reservedeler, primært for kjølesystemer, til Unitors kunder. Sentrene er lokalisert i Rotterdam, Singapore og Houston. De er blitt godt mottatt i markedet, noe som har ledet til opprettelsen av et fjerde senter i Piraeus. Det tilbudte produktspekteret er under kontinuerlig utvikling.

IT-systemet PortLink har i løpet av året både blitt oppgradert og supplert med omfattende analyse-verktøy som gjør det mulig å gjennomføre flerdimensjonale lønnsomhetsvurderinger. Nye verktøy har blitt en integrert og viktig del av av de forretningsmessige beslutningsprosesser for å sikre økt lønnsomhet. Arbeidet med effektiv lagerstyring basert på et kjernesortiment er videreført, og divisjonen har i dag en mer effektiv vareflyt enn tidligere.

Divisjonen vil også i årene fremover fokusere ytterligere på effektivisering av driften.

Ships Equipment-divisjonen består i dag av Unitor Marine Systems Europe, Unitor Marine Systems Asia og TI Marine Contracting. Marine Systems markedsfører system for brannvern, sentralgass og ventilasjon til nybygg og større ombygginger. I tillegg leveres personlig sikkerhetsutstyr til nybygg. Marine Contracting leverer og installerer isolasjonssystemer til LNG- og LPG-skip. I løpet av året ble Unitor FiFi Systemer AS solgt.

Ships Equipment har videreført strategien med å styrke organisasjonene og tilstedeværelsen i Øst-Europa og Asia. I løpet av 2003 ble logistikkfunksjonen og produktansvaret innenfor Marine Systems flyttet til Szczecin og Shanghai og dermed samlokalisert med de tidligere etablerte engineeringsentrene. Videre er også flyttingen av produksjonen av isolasjonspaneler til Shanghai sluttført.

Ordreinngangen i divisjonen har vært god, spesielt for Marine Systems som har en total ordrereserve på MNOK 432 ved årets utgang. Marine Contracting har hatt en noe lavere ordreinngang i 2003, og ved årets utgang er selskapets ordrereserve MNOK 250.

Selskapet Marine Alliance, som var et 50/50 joint venture med BP Marine, ble oppløst høsten 2003. Funksjonene som Marine Alliance hadde som hovedansvar; salgsstøtte, kundestøtte, teknisk støtte og kredittkontroll er videreført i egen organisasjon. Dette medførte at antall ansatte i Unitor økte med 104.

Driftsinntekter og driftsresultat
Unitors totale omsetning var i 2003 MNOK 2.159 (2.228) - en reduksjon på 3,1 %. Omsetningen i Ships Service var MNOK 1.637 (1.734), og i Ships Equipment var omsetningen MNOK 522 (494). Fallet i omsetning reflekterer en underliggende nøytral utvikling i driftsinntekter til faste valutakurser for Ships Service og en positiv utvikling for Ships Equipment. Hovedårsaken til dette misforholdet mellom nominell og reell utvikling av omsetningen er at USD har svekket seg i forhold til NOK. I forhold til EUR har NOK svekket seg, og dette kompenserer noe for svikten. Nettoeffekten av valutaendringene er svekkelse av omsetningen på MNOK 125 i forhold til 2002. Inkludert i driftsinntektene er en nettogevinst på MNOK 8 fra salg av anleggsmidler.

Driftsresultatet ble MNOK 18 (- 8). Gjennom sikring av netto kontantstrøm oppnådde Unitor en gevinst på MNOK 72. Etter fradrag for netto rentekostnader på MNOK 11 (13) og andre finanskostnader på MNOK 14 (23), endte resultatet før skatt på MNOK 65 (20) som er det beste resultatet siden 1998. Årsresultatet ble MNOK 40 (10) som tilsvarer en fortjeneste på NOK 2,06 pr aksje.

Kapital
Egenkapitalen var MNOK 783 ved utgangen av året, noe som gir en egenkapitalandel på 52,1 %. Dette utgjør 40 kroner pr aksje. Konsernets totalkapital ble redusert fra MNOK 1.615 i 2002 til MNOK 1.502 i 2003. Netto rentebærende gjeld utgjorde MNOK 237 (369).

Unitor hadde i 2003 en positiv kontantstrøm fra driften på MNOK 150 (362). Den positive kontantstrømmen fortsetter fra i fjor, og det skyldes bedret driftsresultat, ytterligere redusert kapitalbinding i faste aktiva og kundefordringer samt positiv kontantstrøm fra valutasikringer. Nettoinvesteringer beløp seg til MNOK 23 (58).

I samsvar med regnskapslovens § 3-3 bekreftes det at regnskapet er avgitt under forutsetning av fortsatt drift og at denne forutsetningen er til stede.

Ledelse og aksjonærforhold
Umoe Industri AS kontrollerte ved årets slutt 68,90 % av aksjene. De 20 største aksjonærene eier ved årsslutt 2003 totalt 96,11 % av aksjene.

Unitor følger den pågående debatten om eierstyring og selskapsledelse "Corporate Governance". Unitor har alltid fokusert på å gi aksjonærene full informasjon om finansielle forhold i selskapets kvartalspresentasjoner, delårsrapporter og årsrapporter. Selskapet vil i løpet av 2004 søke å oppfylle de nye anbefalingene fra Oslo Børs på området eierstyring og selskapsledelse.

Styret i Unitor ASA består i dag av ti representanter, syv er aksjonærvalgt og tre er ansatterepresentanter. Styret er sammensatt av tre kvinner og syv menn.

Vedrørende aksjer eiet av, og vederlag betalt til styret, administrerende direktør og revisor vises det til note 4 og note 24.

Ansatte og arbeidsmiljøet
Ved utgangen av 2003 var antall ansatte økt med 79 til 1.330 fra 1.251 året før. Dette inkluderer 104 ansatte som kom fra Marine Alliance.

Det totale sykefravær i gruppen utgjorde 2,26 % i 2003. Sykefraværet anses å være på et akseptabelt nivå. Styret anser arbeidsmiljøet i gruppen som tilfredsstillende. Sykefraværet i Norge var høyere enn ønsket med 5,33 %, dog lavere enn gjennomsnittet i Norge. Selskapet vil i samarbeid med arbeidsmiljøutvalget intensivere arbeidet med å redusere dette. Det har globalt vært rapportert totalt 22 arbeidsrelaterte ulykker, hvorav 7 er med personskade, 14 med materiell skade og en ulykke gjelder utslipp.

I en global organisasjon som Unitor er det viktig å kunne tiltrekke seg, beholde og utvikle de best kvalifiserte menneskene. Konsernet gir alle ansatte samme mulighet til utvikling uavhengig av rase, hudfarge og religion.

Unitor legger til grunn full likestilling mellom kvinner og menn i organisasjonen både i Norge og internasjonalt. Rekruttering, betingelser og arbeidstidsordninger følger av stillingens innhold og er uavhengig av kjønn. Det er globalt ansatt 408 kvinner og 922 menn.

Unitors virksomhet gjør det nødvendig med transport, oppbevaring og levering av sveisegass, CO_2 for brannslukkingsanlegg, kjemikalier og kjølevæsker/gasser. Som et resultat av dette er det helt nødvendig å fokusere på sikkerhets- og miljøproblematikken. Selskapets mål er til enhver tid å overholde alle nasjonale og internasjonale krav.

Unitor har også som mål å være en kvalitetsleverandør, og er ISO-sertifisert på en rekke områder. En mer omfattende sertifisering blir løpende vurdert.

Videre vil fokus på sikkerhet og miljøspørsmål forsterkes i fremtiden. Unitors grunnfilosofi er å respektere og ligge i forkant av de krav som stilles til virksomheten. Konsernet søker aktivt å rette opp mangler som oppstår som følge av endrede krav. I tillegg arbeider Unitor aktivt med å utvikle produkter og tjenester hvor kvalitet, sikkerhet og miljøaspektet er ivaretatt. Dette er en kjerneverdi i Unitors produktutvikling hvor vi tidlig satte kunders sikkerhet og miljøspørsmålet i fokus.

Ingen av Unitors virksomheter har forårsaket noen vesentlig forurensning av det ytre miljø.

Markedet

I 2003 har befraktningsmarkedet vært meget godt, og verdensøkonomien har vist nye vekstimpulser etter nedgangskonjunkturen. Spesielt har befraktning til og fra Kina økt behovet for tonnasje betraktelig. Dette har vært positivt for shippingbransjen. Unitor legger til grunn at markedsaktivitetene og befraktningsbehovet for 2004 forblir på nivå med 2003.

Antall kontraheringer av nybygg var i 2003 det høyeste siden 1970-tallet og høyere enn forventet. Lavt rentenivå, konkurransedyktige priser fra verftene og stadig økende fokus på kvalitetstonnasje bidrar til dette. En økende del av nybyggene vil bli kontrahert i lavkostland. Dette er en trend som har vart i flere år og som vil fortsette. Endringer som er gjennomført i Unitors organisasjon har vært i tråd med denne trenden, og selskapet er godt representert i de områder hvor kundeaktiviteten antas å være størst i fremtiden.

Overføringer

Styret foreslår at det utdeles et utbytte på NOK 5 pr aksje, som utgjør MNOK 98. Dette begrunnes ut fra den høye egenkapitalandelen og soliditeten i selskapet. Utbyttet overføres fra årets overskudd på MNOK 8 og MNOK 90 fra annen egenkapital. Unitor ASA hadde pr 31.12.2003 en fri egenkapital på MNOK 49 etter overføringer.

Unitors styre ønsker å rette en takk til alle ansatte og Unitors samarbeidspartnere.

Oslo, 30. mars 2004

Jens Ulltveit-Moe
Styreformann

Morits Skaugen jr. Carsten Hansteen Knut Øversjøen Karen Helene Midelfart Erlend Grimstad

Kai Engedal Turi Strømberg Anette Gether Sten O. Vedi

For ytterligere informasjon om selskapet henvises til selskapets nettside: www.unitor.com og til selskapets Annual Review som er tilgjengelig ved henvendelse til selskapet.

RESULTATREGNSKAP 01.01. - 31.12.

Unitor Konsern					Unitor ASA		
2001	2002	2003	MNOK	Note	2003	2002	2001
2 453	2 228	2 159	Driftsinntekter	2	1 145	1 105	1 295
1 348	1 227	1 212	Vareforbruk	2	849	804	923
465	444	426	Lønn og sosiale kostnader	4	103	119	103
91	93	81	Ordinære avskrivninger	9, 10	41	42	35
463	419	398	Andre driftskostnader	5	168	218	213
0	53	24	Avsetninger og nedskrivninger vedr. restrukturering og opphør av virksomhet	16	13	0	0
2 367	2 236	2 141	DRIFTSKOSTNADER		1 174	1 183	1 274
86	-8	18	DRIFTSRESULTAT		-29	-78	21
4	5	4	Renteinntekter		21	34	28
37	18	15	Rentekostnader		23	35	36
8	-41	-58	Andre finanskostnader/(inntekter)	6	-41	-74	-33
41	-28	-47	NETTO FINANSKOSTNADER/(INNTEKTER)		-39	-73	-25
45	20	65	ORDINÆRT RESULTAT FØR SKATT		10	-5	46
23	10	25	Skattekostnad	7	2	-5	20
22	10	40	ÅRSRESULTAT		8	0	26
			Avsatt til utbytte		-98	0	0
			Til/fra annen egenkapital		-90	0	26
1,13	0,53	2,06	Resultat pr aksje (kr)	8			

Oslo, 30. mars 2004

Jens Ulltveit-Moe
Styreformann

Morits Skaugen jr. Carsten Hansteen Knut Øversjøen Karen Helene Midelfart Erlend Grimstad

Kai Engedal Turi Strømberg Anette Gether Sten O. Vedi

BALANSE PER 31.12

Unitor Konsern					Unitor ASA		
2001	2002	2003	MNOK	Note	2003	2002	2001
			EIENDELER				
64	81	77	Utsatt skattefordel	7	16	19	6
63	22	17	Goodwill	9, 10	5	5	5
129	128	131	Andre immaterielle eiendeler	10	131	128	128
256	231	225	Sum immaterielle eiendeler		152	152	139
434	355	326	Varige driftsmidler	10	33	52	46
0	0	0	Investeringer i datterselskaper	23	365	369	424
0	0	0	Lån til selskap i samme konsern	25	332	362	416
48	42	9	Andre langsiktige finansielle anleggsmidler	25	2	26	34
0	4	23	Pensjonsmidler	15	14	1	0
48	46	32	Sum finansielle anleggsmidler		713	758	874
738	632	583	SUM ANLEGGSMIDLER		898	962	1 059
463	443	420	Varebeholdning	11	186	238	196
574	434	395	Kundefordringer	12	318	348	483
108	38	40	Andre fordringer	25	84	685	248
682	472	435	Sum fordringer		402	1 033	731
144	68	64	Likvide midler	13	17	21	80
1 289	983	919	SUM OMLØPSMIDLER		605	1 292	1 007
2 027	1 615	1 502	SUM EIENDELER		1 503	2 254	2 066
			EGENKAPITAL OG GJELD				
244	244	244	Aksjekapital		244	244	244
355	355	355	Overkursfond		355	355	355
599	599	599	Sum innskutt egenkapital		599	599	599
240	236	184	Annen egenkapital		70	160	160
839	835	783	SUM EGENKAPITAL	14	669	759	759
10	0	11	Netto pensjonsforpliktelse	15	7	0	4
7	3	11	Avsetning for restrukturering	16	0	0	0
17	3	22	Sum avsetning for forpliktelser		7	0	4
807	437	283	Langsiktig rentebærende gjeld	17	283	437	807
0	5	8	Utsatt skatt	7	0	0	0
0	1	0	Øvrig langsiktig gjeld	25	19	16	15
807	443	291	Sum langsiktig gjeld		302	453	822
204	175	141	Leverandørgjeld		57	88	123
27	23	8	Betalbare skatter	7	0	5	0
32	19	25	Skyldige offentlige avgifter		9	11	12
0	3	17	Kassekreditt	13	6	59	0
0	0	98	Utbytte		98	0	0
101	114	117	Annen kortsiktig gjeld	18, 25	355	879	346
364	334	406	Sum kortsiktig gjeld		525	1 042	481
1 188	780	719	SUM GJELD		834	1 495	1 307
2 027	1 615	1 502	SUM EGENKAPITAL OG GJELD		1 503	2 254	2 066
			Garantiansvar	27			
			Pantstillelser	19			

KONTANTSTRØMANALYSE

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
45	20	65	Ordinært resultat før skatt	10	-5	46
91	142	85	Avskrivninger og nedskrivninger	45	107	35
-24	-27	-31	Betalte skatter	-5	-2	-1
112	135	119	Tilført fra årets virksomhet	50	100	80
79	140	39	Endring i kundefordringer	31	135	94
42	20	23	Endring i varelager	52	-42	43
-70	67	-31	Endring i øvrige tidsavregningsposter	-9	112	-265
163	362	150	NETTO LIKVIDITETSENDRING FRA VIRKSOMHETEN	124	305	-48
-165	-66	-61	Investeringer i driftsmidler	-42	-48	-83
106	8	38	Salg av driftsmidler/ aksjer	12	1	75
-59	-58	-23	NETTO LIKVIDITETSENDRING FRA INVESTERING	-30	-47	-8
4	-1	24	Netto endring i finansplasseringer	52	53	146
-31	-379	-155	Nedbetaling av langsiktig gjeld	-150	-370	-16
-22	0	0	Endring i kortsiktig rentebærende gjeld	0	0	-31
-49	-380	-131	NETTO LIKVIDITETSENDRING FRA FINANSIERINGS-AKTIVITETER	-98	-317	99
55	-76	-4	NETTO LIKVIDITETSENDRING I PERIODEN	-4	-59	43
89	144	68	Likvide midler 01.01	21	80	37
144	68	64	LIKVIDE MIDLER 31.12	17	21	80

Se forøvrig note 20.

GENERELT
Unitors regnskap er avlagt i samsvar med regnskapsloven og god norsk regnskapsskikk. Vurderings- og klassifiseringsprinsippene kommentert nedenfor gjelder både selskapsregnskapet for Unitor ASA og konsernregnskapet.

KONSOLIDERING
Konsernregnskapet viser det samlede resultat og finansielle stilling for Unitor ASA og datterselskaper som om det var en økonomisk enhet. Konsernregnskapet omfatter alle selskaper hvor Unitor ASA direkte eller indirekte eier mer enn 50 % av stemmeberettigede aksjer, eller på annen måte har bestemmende innflytelse. Datterselskaper er konsolidert 100 % linje for linje i konsernregnskapet. Selskaper som er kjøpt i året er konsolidert i resultatregnskapet fra kjøpstidspunktet. Selskaper som er avhendet i løpet av året er konsolidert i resultatregnskapet fram til salgstidspunktet. Egenkapital opparbeidet i datterselskap etter oppkjøp er i konsernregnskapet klassifisert som annen egenkapital. Det henvises til note 23 for spesifikasjon av selskaper som er tatt med i konsolideringen.

Selskaper hvor Unitor ASA direkte eller indirekte eier mer enn 50 %, men hvor kontroll anses å være midlertidig på grunn av intensjon om å selge aksjer og interesser er hensyntatt ved bruk av egenkapitalmetoden. Egenkapitalmetoden er også benyttet i morselskapet.

Interne fordringer og gjeld samt alle vesentlige transaksjoner mellom konsernselskapene, herunder internfortjeneste i varebeholdning, er eliminert.

Unitor ASAs aksjer i datterselskap elimineres mot selskapenes egenkapital på det tidspunkt aksjene ble ervervet (oppkjøpsmetoden). Merverdier på kjøpstidspunktet utover egenkapitalen henføres til de respektive poster i balansen og avskrives i takt med disse. Merverdi som ikke kan henføres til enkeltposter er ført som goodwill. Amortisering foretas lineært i henhold til regnskapslovens bestemmelser og fastsettes utfra en vurdering av de enkelte goodwillposters antatte økonomiske levetid.

Eiendeler og gjeld i selvstendige utenlandske datterselskaper er omregnet etter dagskursmetoden, mens resultatregnskapet er omregnet til gjennomsnittlige kurser for perioden. Omregningsdifferanser som oppstår ved omregning av eiendeler og gjeld mot tidligere perioder føres mot egenkapitalen.

Omregningsdifferanser på lån/terminkontrakter som er inngått for å sikre nettoinvestering i datterselskaper i utenlandsk valuta føres mot egenkapitalen i konsernregnskapet (resultatføres i morselskapet).

Ved salg av datterselskap beregnes gevinst/tap som forskjell mellom salgssum og egenkapital i datterselskapet på salgstidspunktet med fradrag for eventuelle merverdier oppført i balansen.

Det konsoliderte regnskapet er utarbeidet etter felles regnskapsprinsipper i tråd med NGAAP.

VURDERINGS- OG KLASSIFISERINGSPRINSIPPER
I tråd med god regnskapskikk bygger regnskapet på transaksjons-, opptjenings-, sammenstillings-, forsiktighets- og kongruensprinsippet. Beste estimat benyttes dersom det er usikkerhet knyttet til et regnskapsestimat. Regnskapet er avlagt under en forutsetning om fortsatt drift.

Klassifisering
Eiendeler og gjeld knyttet til varekretsløpet er klassifisert som omløpsmidler / kortsiktig gjeldt. For alle andre poster trekkes skillet mellom langsiktig og kortsiktig basert på hvorvidt forfallstidspunkt er over ett år.

REGNSKAPSPRINSIPPER

Driftsinntekter
Salg av varer og tjenester medtas som driftsinntekter ved levering. For kontrakter med lang leveringstid foretas inntektsføringen basert på løpende avregningsmetode. Med utgangspunkt i opptjeningsprinsippet medtas i resultatregnskapet en forholdsmessig andel av samlet kontraktsbeløp med tilhørende kostnader som svarer til det arbeid som er utført på regnskapsavslutningstidspunktet. For prosjekter som på vurderingstidspunktet antas å gi tap, avsettes i samsvar med forsiktighetsprinsippet det samlede forventede tap umiddelbart.

Varekost
Varekost føres i regnskapet på samme tidspunkt som tilhørende inntekt i tråd med sammenstillingsprinsippet. Vareforbruk inkluderer, i tillegg til solgte varers kost knyttet til varer for videresalg, arbeidskostnader for service samt direkte og indirekte tilvirkningskostnader relatert til Ships Equipment-aktiviteter.

Skatter
Konsernets skattekostnad og skatteforpliktelse er i regnskapet presentert ved bruk av gjeldsmetoden for beregning av utsatt skatt. I resultatregnskapet vises endring i den utsatte skatteforpliktelse/ skattefordel i tillegg til betalbar skatt på årets resultat. Den utsatte skatteforpliktelse/ skattefordel i balansen knytter seg til positive og negative midlertidige forskjeller mellom regnskapsmessige og skattemessige verdier. Midlertidige forskjeller som reverserer eller kan reverseres i perioden, er utlignet. Netto utsatt skattefordel som er sannsynliggjort ut fra fremtidig inntjening er oppført i balansen som en immateriell eiendel. Utsatt skattefordel presenteres netto innenfor samme skatteregime.

Varige driftsmidler
Alle driftsmidler som er betydelige og har en økonomiske levetid over tre år balanseføres til anskaffelseskost med fradrag for akkumulerte ordinære avskrivninger. Ordinære avskrivninger beregnes lineært over driftsmiddelets antatte økonomiske levetid.

Vedlikehold av driftsmidler kostnadsføres løpende mens påkostninger tillegges driftsmiddelets kostpris og avskrives i takt med disse.

Gevinst og tap ved salg av varige driftsmidler føres som henholdsvis driftsinntekter og andre driftskostnader.

Goodwill
Goodwill er differansen mellom kostpris og balanseførte verdier i det oppkjøpte selskap, etter at mer- og mindreverdier er henført eiendelene. Goodwill er amortisert over dens forventede levetid. Goodwill amortiseres over 10 - 20 år.

Andre immaterielle eiendeler
Utgifter knyttet til kjøp og utvikling av Unitors immaterielle eiendeler er balanseført dersom kriteriene for balanseføring er til stede.

Fordringer og gjeld i utenlandsk valuta
Unitor ASAs fordringer og gjeld omregnes til norske kroner etter kurser gjeldende på balansedagen. Realisert og urealisert gevinst og tap inntekts- og kostnadsføres løpende. Se også "Finansielle instrumenter og sikringsstrategi".

Varebeholdning
Varebeholdningen vurderes til laveste av anskaffelseskost etter FIFO-prinsippet og markedsverdi. Anskaffelseskost for varer i arbeid og egenproduserte varer er direkte tilvirkningskostnader tillagt andel av indirekte tilvirkningskostnader.

Varebeholdningen er nedskrevet for påregnelig ukurans.

Kundefordringer
Kundefordringer består av fakturerte kundefordringer redusert med avsetning for mulig

tap på utestående fordringer. Ufakturerte driftsinntekter som fremkommer ved bruk av løpende avregningsmetode, redusert med forskudd knyttet til det inntektsførte prosjekt, er også oppført som kundefordringer.

Likvide midler
Likvide midler består av kontanter og bankinnskudd. Bundne midler er inkludert i likvide midler.

Pensjonsforpliktelser
Norske konsernselskap har pensjonsordninger som gir de ansatte rett til avtalte fremtidige pensjonsytelser (ytelsesplaner). Ytelsene er basert på opptjeningsår og lønnsnivå ved pensjonsalder. Pensjonsforpliktelser knyttet til slike ordninger fratrukket markedsverdi av pensjonsmidlene er hensyntatt i balansen. Beregnet pensjonskostnad og netto pensjonsforpliktelse er basert på forutsetninger om diskonteringsrente, fremtidig lønnsvekst, pensjonsregulering/inflasjon og avkastning på pensjonsmidlene. Utenlandske konsernselskaper har i hovedsak pensjonsordninger hvor bedriftens forpliktelse består i å yte tilskudd til den enkelte ansattes pensjonsordning (tilskuddsplaner). Premier knyttet til tilskuddsplaner kostnadsføres løpende.

Ved regnskapsføring av pensjon er lineær opptjeningsprofil og forventet sluttlønn som opptjeningsgrunnlag lagt til grunn. Estimatavvik amortiseres i den grad de overstiger 10% av den største av pensjonsforpliktelsene og pensjonsmidlene (korridor) over gjenværende opptjeningstid. Planendringer resultatføres på det tidspunkt planendringen trer i kraft.

Avsetning til førtidspensjon er basert på en neddiskontert verdi av avtalt pensjonsvederlag, hensyntatt forventet regulering frem til oppnådd pensjonsalder. Kostnader i forbindelse med kompensasjon for manglende opptjening i folketrygden og fortsatt medlemsskap i den kollektive pensjonsordning er også hensyntatt.

Finansielle instrumenter og sikringsstrategi
Finansielle instrumenter anses som sikringskontrakter og resultateffektene blir bokført i resultatet i takt med at de underliggende kontantstrømmer eller balanseposter de skal sikre blir resultatført.

Terminforretninger
Salg av fremtidig netto valutainngang i USD anses som en sikringskontrakt ut fra en konservativ vurdering av forventet kontantstrøm. Urealisert gevinst/tap på slike valutaterminkontrakter resultatføres i takt med den underliggende netto valutainngang i USD. Tilsvarende anses kjøp av fremtidig netto valutautgang i EUR, GBP etc. som sikringskontrakter og bokføres på samme måte som netto valutainngang i USD. Det gjøres kontinuerlig vurderinger av akseptable kursnivåer og administrasjonen har fullmakt til å sikre fremtidig netto valutainngang (USD) og fremtidig netto valutautgang (hovedsakelig EUR, men også diverse andre valutaer) for inntil ett år frem i tid. For perioder ut over dette må godkjennelse fra styret innhentes.
For terminkontrakter som blir inngått for å sikre pengeposter i selskapets balanse blir urealisert gevinst og tap bokført løpende til balansedagens kurs. Terminkontraktenes termintillegg eller -fradrag bokføres imidlertid løpende som rentekostnader fordelt over den enkelte kontrakts løpetid. Eksponering i selskapets balanse blir sikret løpende.

Opsjonsforretninger
Opsjonsavtaler inngås på samme måte som terminforretninger for å sikre valuta-kursen til fremtidig valutainngang i USD eller fremtidig valutautgang for andre valutaer. Regnskapsmessig blir disse likt behandlet. Opsjonspremie betalt ved avtaleinngåelse periodiseres i samsvar med forfall på de underliggende kontrakter. Valutaopsjoner blir verdsatt til laveste av historisk kurs og virkelig verdi.

Fremtidige renteavtaler
Fremtidige renteavtaler vurderes til markedsverdi på balansedagen. Netto resultateffekt av renteinntekter og -kostnader knyttet til disse kontraktene periodiseres over kontraktens løpetid og føres under finansielle poster.

Kostnader knyttet til lån
Kostnader knyttet til selskapets opptak av langsiktige lån er aktivert/balanseført og kostnadsføres over lånets løpetid.

Kontantstrøm
Kontantstrømoppstillingen er satt opp i henhold til den indirekte metoden. Som kontanter regnes kontanter og bankinnskudd.

Segmentinformasjon
Driftsinntekter er fordelt på sentrale geografiske områder og forretningsområder; Ships Service og Ships Equipment. Som følge av at de fleste datterselskaper har omsetning innen samtlige forretnings- og aktivitetsområder uten fullfordeling av kostnader, vil driftsresultat pr. virksomhetsområde ha liten mening og er derfor ikke oppgitt. Det refereres til note 2 for spesifisering av driftsinntekter og vareforbruk.

Opsjonsavtaler
Regnskapsføring av lønnselementet knyttet til eventuelle opsjoner er målt på tildelingstidspunktet og representeres ved avvik mellom markedsverdi og innløsningskurs på opsjonen på tildelingstidspunktet. Arbeidsgiveravgift på opsjoner er målt ved utgangen av hver regnskapsperiode og er basert på avvik mellom markedsverdi på aksjen på målingstidspunktet og innløsningskurs. Kostnaden er behandlet som lønnskostnad og periodiseres lineært over opsjonens løpetid.

Implementering av Internasjonale Regnskapsstandarder (IFRS)
Unitor vil som et børsnotert selskap innføre internasjonale regnskapsstandarder (IFRS) fra IASB som gjeldende regnskapsprinsipper hvis lover og regler legger en slik behandling til grunn. Regnskapet for 2004 vil bli omarbeidet som en konsekvens av innføringen av IFRS for å kunne presentere sammenlignbare tall. Det registreres at det fortsatt foregår endringer av de regnskapsstandarder som skal legges til grunn for avleggelsen av regnskapene i 2005, og følgelig kan det ikke gis en fullstendig analyse av forskjellene mellom eksisterende og fremtidige regnskapsprinsipper. Innføringen av IFRS vil med stor sannsynlighet medføre endringer i regnskapsmessig behandling av følgende forhold:

- Enkelte forskjeller knyttet til regnskapsmessig behandling av valuta og sikringer vil kunne medføre endringer i inntekts- og kostnadsføringer samt klassifiseringer i regnskapet
- Enkelte forskjeller knyttet til individuelle verdier av anleggsmidler og tilhørende restverdier kan medføre endringer i regnskapsmessige avskrivninger og enkelte verdiforskjeller kan også medføre korrigeringer mot egenkapitalen i åpningsbalansen for 2005
- Enkelte forskjeller knyttet til regnskapsmessig behandling av pensjoner vil medføre korrigeringer av egenkapitalen i åpningsbalansen for 2005
- Forslag til utdeling av utbytte vil ikke presenteres som kortsiktig gjeld
- Goodwill skal trolig ikke avskrives, men testes for nedskrivning minst en gang i året

Unitor vil hvis mulig kvantifisere effekten av innføringen av IFRS i årsregnskapet for 2004. Unitor vil etter stor sannsynlighet avlegge sitt første IFRS-regnskap for første kvartal 2005.

Alle tall i MNOK

Note 1 Investeringer i / opphør av virksomheter

		Land	Konsolidert/ dekonsolidert fra og med	Investering/ Salgssum	Driftsinntekter i kjøps-/salgsår
2003					
Unitor FiFi Systems AS	salg	Norge	01.06.03	2	10
Unitor Production China Co., Ltd	investering	Kina	24.09.03	2	2
UK Holding	likvidasjon	U.K.	30.04.03	0	0
UK Ldt II	likvidasjon	U.K.	30.04.03	0	0
2002					
Unitor China Co. Ltd	investering	Kina	01.06.02	2	0
Unitor Ships Service Philippines Inc..	investering	Fillippinene	01.09.02	2	1
Unitor Ships Service SA France	likvidasjon	Frankrike	30.11.02	0	0
2001					
Unitor FiFi Systems AS	kjøp	Norge	01.06.01	0	15
TI Marine Contracting	fisjon	Norge	01.01.01	0	81
Marine Fire Protection	likvidasjon	Danmark	31.12.01	0	0
Svenska Skum	salg	Sverige	31.05.01	64	38

Note 2 DRIFTSINNTEKTER

Driftsinntekter fordelt på geografisk område:

	EU og EØS	Amerika	Asia	Andre	Sum
2003					
Driftsinntekter	1 017	422	671	49	2 159
2002					
Driftsinntekter	1 036	446	669	77	2 228
2001					
Driftsinntekter	1 124	544	679	106	2 453

Driftsinntekter fordelt på produktgruppe

Unitor Ships Service	2003	2002	2001
Marine kjemikalier	528	514	565
Brann- og sikkerhetsutstyr	322	397	392
Kjøling	239	248	302
Reparasjon og vedlikehold	382	412	534
Diverse	36	35	33
Unitor Chemicals	130	128	116
Driftsinntekter	**1 637**	**1 734**	**1 942**

Unitor Ships Equipment	2003	2002	2001
Marine kjemikalier	2	1	2
Brann- og sikkerhetsutstyr	294	246	226
Kjøling	52	25	42
Reparasjon og vedlikehold	34	46	56
Diverse	0	0	1
TI Marine Contracting	130	143	131
Svenska Skum (Solgt pr 31.05.01)	0	0	38
Unitor FiFi Systems (Solgt pr 01.06.03)	10	33	15
Driftsinntekter	**522**	**494**	**511**

Driftsinntekter og varekost per divisjon	2003	2002	2001
Driftsinntekter Unitor Ships Service	1 637	1 734	1 942
Driftsinntekter Unitor Ships Equipment	522	494	511
Driftsinntekter	**2 159**	**2 228**	**2 453**
Varekost Unitor Ships Service	816	861	985
Varekost Unitor Ships Equipment	396	366	363
Varekost	**1 212**	**1 227**	**1 348**

Note 3 TILKNYTTEDE SELSKAPER

	MTS	Marine Alliance	Total
Verdi 31.12.02	0	3	3
Kapitalutvidelse	5	0	5
Andel av resultat 2003 *	-5	-3	-8
Verdi 31.12.03	**0**	**0**	**0**

** Andel av resultat fra MTS AS er bokført som finanskostnad ettersom dette blir vurdert som en finansiell investering. Virksomheten i Marine Alliance er i løpet av 2003 overført til eierne, Unitor og BP Marine.*

Note 4 LØNN OG SOSIALE KOSTNADER

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
357	331	328	Lønn	87	94	81
57	69	66	Arbeidsgiveravgift	14	16	13
12	14	6	Pensjonskostnader	-6	1	1
39	30	26	Andre ytelser	8	8	8
465	**444**	**426**	**Sum lønn og sosiale kostnader**	**103**	**119**	**103**
1 355	1 251	**1 330**	Gjennomsnittlig antall ansatte	**149**	155	167

GODTGJØRELSE TIL STYRET, ADMINISTRERENDE DIREKTØR OG REVISOR

Administrerende direktør hadde i 2003 en lønn på NOK 1.889.854. NOK 184.021 av dette var bonus for år 2002. Innberetningspliktige ytelser knyttet til pensjon opptjent i 2003 utgjorde NOK 731.790. Tilsvarende kostnader opptjent i 2002 var NOK 606.752. Andre innberetningspliktige ytelser utgjorde NOK 106.173. Administrerende direktør har ved fratredelse krav på lønn inntil han tiltrer ny stilling, dog maksimalt 18 måneder fra fratredelsestidspunktet. Administrerende direktørs pensjons alder er 67 år. Godtgjørelse til styret utgjorde NOK 729.444 for 2003 og NOK 630.555 for 2002.

Godtgjørelse til revisor for Unitor ASA utgjorde MNOK 1,3 for 2003 og MNOK 1,4 for 2002. Av dette var MNOK 0,3 honorarer for annen regnskaps- og skattemessig bistand i 2003. Godtgjørelse til revisor for Unitor konsern utgjorde MNOK 6 for 2003 og MNOK 5,9 for 2002. Av dette var MNOK 1,3 og MNOK 1,2 honorarer for annen regnskaps- og skattemessig bistand for henholdsvis 2003 og 2002. Alle beløp eksklusiv MVA.

LÅN TIL ANSATTE

Total utestående lånesaldo til ansatte utgjorde NOK 155.814 pr 31.12.2003.

Note 5 ANDRE DRIFTSKOSTNADER

Unitor Konsern				Unitor ASA		
2001	**2002**	**2003**	**MNOK**	**2003**	**2002**	**2001**
0	0	0	Kommisjon til datterselskaper og agenter	134	150	168
13	11	8	Tap på kundefordringer	5	10	13
124	100	100	Vedlikehold og leieutgifter	41	39	58
61	71	66	Kontorutgifter	25	29	7
102	94	96	Salgs- og administrasjonskostnader	42	38	32
163	143	128	Annet*	-79	-49	-65
463	**419**	**398**	**Andre driftskostnader**	**168**	**218**	**213**

** Netto etter belastning av konsernkostnader datterselskaper.*

Note 6 ANDRE NETTO FINANSKOSTNADER

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
0	0	0	Utbytte- og konsernbidrag fra datterselskap	-41	-57	0
-12	0	0	(Gevinst)/tap ved salg av datterselskap *	2	0	-36
2	0	0	(Agio)/disagio	15	-34	-11
2	-64	-72	(Agio)/disagio knyttet til positiv kontantstrøm i USD	-72	-64	2
16	23	14	Andre kostnader **	56	81	12
8	**-41**	**-58**	**Andre finanskostnader**	**-41**	**-74**	**-33**

** Salg av FIFI Systems (2003) og Svenska Skum ab. (2001).*
Unitor ASA:
*** Inkluderer andel av resultat fra MTS og nedskrivning MNOK 25 av aksjer i UNIREF (2003) og MNOK 64,8 av aksjer i Unitor UK Holding Ltd (2002).*

Note 7 SKATT

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
			Skattegrunnlag:			
			Resultat før skatt	10	-5	46
			Permanente forskjeller	-25	-14	21
			Endring midlertidige forskjeller	21	50	-89
			Årets skattegrunnlag	**6**	**31**	**-22**
			Skatter:			
			Betalbare skatter	2	8	0
			Kildeskatt og betalbar skatt filialer	0	2	1
			Benyttet godtgjørelse og kredit utenlandsk skatt	-3	-3	0
			Annet	0	0	0
			Betalbar skatt	**-1**	**7**	**1**
			Betalbare skatter:			
3	10	-1	Norge	-1	7	1
24	21	17	Utlandet	0	0	0
27	**31**	**16**	**Sum betalbar skatt**	**-1**	**7**	**1**
			Utsatt skatt:			
19	-12	9	Norge	3	-12	19
-23	-9	0	Utlandet	0	0	0
-4	**-21**	**9**	**Sum utsatt skatt**	**3**	**-12**	**19**
23	**10**	**25**	**Skattekostnad**	**2**	**-5**	**20**
			Midlertidige forskjeller:			
-95	-63	-71	Sum kortsiktige poster	-48	-27	-43
52	-75	-18	Sum langsiktige poster	-4	-44	38
2	2	2	Gevinst og tapskonto	2	3	4
0	0	-12	Ubenyttet godtgjørelse utbytte	-7	0	0
-41	**-136**	**-99**	**Netto midlertidige forskjeller**	**-57**	**-68**	**-1**
-171	**-106**	**-120**	**Fremførbart underskudd**	**0**	**0**	**-22**
-212	**-242**	**-219**	**Grunnlag utsatt skatt**	**-57**	**-68**	**-23**
-64	**-81**	**-77**	**Utsatt skattefordel**	**-16**	**-19**	**-6**
0	**5**	**8**	**Utsatt skatteforpliktelse**	**0**	**0**	**0**
-64	**-76**	**-69**	**Netto utsatt skattefordel**	**-16**	**-19**	**-6**

Ved utgangen av 2003 hadde Unitor konsern totalt MNOK 120 i fremførbare underskudd.
Totalt fremførbart underskudd utløper som følger (i MNOK):

2004	2
2005	2
2006	1
2007	5
2008	13
Deretter	82
Uten utløp	15
Total	**120**

Note 8 RESULTAT PR AKSJE

Unitor Konsern

	2003	2002	2001
Resultat pr aksje*	2,06	0,53	1,13
Resultat etter skatt	40	10	22
Tidsveiet gjennomsnitt for antall aksjer utstedt	19,55	19,55	19,55
Antall aksjer pr 01.01	19,55	19,55	19,55
Antall aksjer pr 31.12	19,55	19,55	19,55

** Basert på aksjekurs pr 31.12.2003 vil ingen gjeldende opsjonsordninger utvanne resultat pr aksje.*
Antall aksjer er oppgitt i millioner.

Note 9 Goodwill

Unitor Konsern

	Akkumulert kost pris pr 01.01.03	Avskrevet pr 01.01.03	Bokført verdi pr 01.01.03	Tilgang i 2003	Nedskrivninger i 2003	Avskrivninger i 2003	Bokført verdi 31.12.03
Ginge Kerr	17	15	2	0	0	1	1
Rochem	76	59	17	0	0	4	13
Diverse	7	4	3	0	0	0	3
Total	**100**	**78**	**22**	**0**	**0**	**5**	**17**

Goodwill avskrives over 10-20 år.
Goodwill avskrives over antatt levetid, sannsynliggjort gjennom foreliggende oppkjøpskalkyler og avhengig av hvilke elementer den representerer.

Note 10 VARIGE DRIFTSMIDLER OG IMMATERIELLE EIENDELER

Unitor Konsern	Maskiner og Inventar*	Bygninger og tomter**	Skip	IT-systemer	Sum
Kostpris 01.01.2003	352	348	3	187	890
Tilgang	26	3	0	32	61
Avgang til kostpris	-47	-22	0	0	-69
Valutajusteringer	8	28	0	0	36
Kostpris 31.12.03	**339**	**357**	**3**	**219**	**918**
Akkum. avskr. 01.01.03	-236	-111	-1	-59	-407
Ordinære avskrivninger	-33	-14	0	-29	-76
Nedskrivninger	-4	0	0	0	-4
Avgang akk.avskrivninger	28	8	0	0	36
Valutajusteringer	-3	-7	0	0	-10
Akkum.avskrivninger 31.12.03	**-248**	**-124**	**-1**	**-88**	**-461**
Bokført verdi 31.12.03	**91**	**233**	**2**	**131**	**457**
Avskrivningstid	4-14 år	20-33 år	20 år	8 år	
Bokført verdi Geografisk område					
Nord-Europa	72	161	0	131	364
Sør-/Øst-Europa, Midtøsten og Sør-Afrika	4	3	0	0	7
Amerika	7	17	0	0	24
Asia, Stillehavet	8	52	2	0	62
SUM	**91**	**233**	**2**	**131**	**457**

Unitor ASA	Maskiner og Inventar*	Bygninger og tomter**	IT-system og andre immatr. eiendeler	Goodwill ***	Sum
Kostpris 01.01.03	90	1	187	8	286
Tilgang	10	0	32	0	42
Avgang til kostpris	-17	0	0	0	-17
Kostpris 31.12.03	**83**	**1**	**219**	**8**	**311**
Akkum. avskr.01.01.03	-39	0	-59	-3	-101
Ordinære avskrivinger	-12	0	-29	0	-41
Nedskrivninger	-4	0	0	0	-4
Avgang akk.avskrivinger	5	-1	0	0	4
Akkum. Avskrivninger 31.12.03	**-50**	**-1**	**-88**	**-3**	**-142**
Bokført verdi 31.12.03	**33**	**0**	**131**	**5**	**169**
Avskrivningstid	4-14 år	20-33 år	8 år	20 år	

** Sylindre og gassflasker er inkludert i maskiner og inventar.*

*** Tomter avskrives ikke.*

**** Goodwill relatert til Ginge Kerr.*

Note 11 VAREBEHOLDNING

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
31	20	21	Råvarer	0	0	0
15	29	24	Varer / prosjekter i arbeid	2	18	3
417	394	375	Ferdigvarer	184	220	193
463	**443**	**420**	**Sum varebeholdning**	**186**	**238**	**196**
51	21	25	Avsetning for ukurans	24	18	48

Note 12 KUNDEFORDRINGER

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
592	449	412	Kundefordringer - fakturerte	336	362	498
-18	-15	-17	Avsetning tap på kunder	-18	-14	-15
574	**434**	**395**	**Kundefordringer**	**318**	**348**	**483**
19	11	4	Kostnadsført tap	1	11	19

Note 13 LIKVIDE MIDLER

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
128	58	53	Kontanter og bankinnskudd - ubundet	17	21	80
16	10	11	Kontanter og bankinnskudd - bundet	0	0	0
144	**68**	**64**	**Sum likvide midler**	**17**	**21**	**80**
0	3	17	Kassekreditt	6	59	0

Unitor ASA:
Selskapets skyldige skattetrekk er dekket av en bankgaranti.
Ubenyttet kassakreditt utgjør MNOK 42.

Note 14 EGENKAPITAL

	Aksje kapital	Overkurs fond	Annen egenkapital Unitor ASA	Annen egenkapital konsern	Sum
Egenkapital pr 31.12.99	**244**	**355**	**176**	**59**	**834**
Resultat etter skatt			4	2	6
Egenkapital pr.31.12.00	**244**	**355**	**180**	**61**	**840**
Korrigeringer pga konserninterne overføringer*			3	-3	0
Resultat etter skatt			26	-4	22
Omregningsdifferanser			0	-23	-23
Korrigering tidligere års resultat**			-49	49	0
Egenkapital pr 31.12.01	**244**	**355**	**160**	**80**	**839**
Resultat etter skatt			0	10	10
Omregningsdifferanser			0	-14	-14
Egenkapital pr 31.12.02	**244**	**355**	**160**	**76**	**835**
Resultat etter skatt			8	32	40
Utbytte			-98	0	-98
Omregningsdifferanser			0	6	6
Egenkapital pr 31.12.03	**244**	**355**	**70**	**114**	**783**

Unitor-aksjens pålydende er NOK 12,50.
** Korrigering tidligere års resultat relateres til korrigering av factoring-avgift mellom Unitor Ships Service Inc. (USA) og Unitor ASA. Korrigering relateres til årene 1995-1998.*
*** Total endring i utsatt skatt i Unitor ASA i 2001 reflekterer ikke endringen i utsatt skattefordel på grunn av bruken av Konsernforskriften ved salget av eiendeler til TI Marine Contracting AS pr. 01.01.01. For Unitor Gruppen har dette ingen effekt.*

Note 15 PENSJONER

Unitor konsernet har både ytelses- og tilskuddsbaserte pensjonsordninger. De norske ordningene er i hovedsak ytelsesbaserte, mens ordninger utenfor Norge hovedsakelig er tilskuddsbaserte. I Norge samordnes pensjonsytelsene med forventede ytelser fra Folketrygden. Unitorgruppen har i tillegg noen mindre udekkede pensjonsforpliktelser som ikke dekkes av midlene i de kollektive ordningene. Årlige kostnader knyttet til disse er uvesentlige.

Avsetninger til førtidspensjoner er beregnet særskilt og inkludert i forpliktelsene med MNOK 6. Resultatført andel av planendringer har resultert i redusert pensjonskostnad på MNOK 10 for Gruppen. Ved verdsettelse av pensjonsmidlene og ved måling av påløpte forpliktelser benyttes estimerte verdier, gjennomført ved eksterne aktuarmessige beregninger.Virkningen av estimatendring og avvik mellom estimat og faktisk avkastning resultatføres over gjennomsnittlig gjenværende opptjeningstid først når den akkumulerte virkningen overstiger 10 % av den største av pensjonsmidlene og pensjonsforpliktelsene. I balansen er netto pensjonsforpliktelser presentert brutto da pensjonsforpliktelsen består av førtidspensjoner og andre forpliktelser.

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
			Økonomiske forutsetninger			
6,0%	6,0%	6,0%	Diskonteringssats	6,0%	6,0%	6,0%
7,0%	7,0%	7,0%	Forventet avkastning på pensjonsmidlene	7,0%	7,0%	7,0%
3,3%	3,3%	3,3%	Foventet G-regulering	3,3%	3,3%	3,3%
3,3%	3,3%	3,3%	Lønnsregulering	3,3%	3,3%	3,3%
2,5%	2,5%	2,5%	Pensjonsregulering	2,5%	2,5%	2,5%
			Spesifikasjon av årets pensjonskostnad			
6	5	5	Nåverdi av årets pensjonsopptjening	4	3	5
4	6	5	Rentekostnad påløpte pensjonsforpliktelser	3	4	5
-7	-7	-7	Forventet avkastning på pensjonsmidlene	-5	-5	-6
1	1	0	Kostnadsført arbeidsgiveravgift	0	1	1
0	0	-10	Resultatført andel av planendring	-9	0	0
-6	0	1	Resultatført andel av estimatavvik	1	0	-6
14	*8*	*12*	*Pensjonskost tilskuddsplaner*	*0*	*0*	*0*
12	**13**	**6**	**Netto pensjonskostnad**	**-6**	**3**	**-1**
			Spesifikasjon av netto pensjonsforpliktelse			
129	107	*106*	*Estimert verdi påløpte forpliktelser*	72	73	94
115	112	109	Estimert verdi av pensjonsmidlene	74	77	86
14	**-5**	**-3**	**Estimert netto pensjonsforpliktelse**	**-2**	**-4**	**8**
-4	1	-9	Ikke bokført estimatendring	-5	3	-4
10	**-4**	**-12**	***Beregnet pensjonsforpliktelse i balansen ****	**-7**	**-1**	**4**

** Netto pensjonsforpliktelse.*

Note 16 RESTRUKTURERING OG NEDSKRIVNINGER

	2003	2002	2001
Restruktureringsavsetning 01.01	3	7	17
Endring av restruktureringsavsetning	8	-4	-10
Restruktureringsavsetning 31.12	**11**	**3**	**7**
Nedskrivninger og restruktureringskostnader ført over dette års resultat			
Nedskrivning Goodwill Dobson	0	31	0
Nedskrivning bygninger	0	16	0
Andre nedskrivninger	0	2	0
Nedskrivning Sylindre	4	0	0
Restruktureringskostnader	20	4	0
Sum nedskrivninger og restruktureringskostnader dette år	**24**	**53**	**0**

Note 17 LANGSIKTIG RENTEBÆRENDE GJELD
Langsiktig rentebærende gjeld fordelt pr valuta (beløp i MNOK):

Valuta	2003	2002	2001
NOK	0	0	0
USD	233	313	581
EUR	50	124	226
Sum langsiktig rentebærende gjeld	**283**	**437**	**807**

Selskapet har pr 31.12.03 en gjennomsnittlig rentesats på sine langsiktige USD lån på 2,09 %.
Selskapet har pr 31.12.03 en gjennomsnittlig rentesats på sine langsiktige EUR lån på 2,71 %.

Den gjennomsnittlige rentesatsen for langsiktig gjeld blir i tillegg påvirket av termintillegg og -fradrag på terminkontrakter relatert til sikring av selskapets balanse. Pr 31.12.03 var urealiserte ikke balanseførte netto renteinntekter MNOK 0,8.

Langsiktig rentebærende gjeld har følgende avdragsplan fordelt på lånetype:

År	Pantegjeld	Annen gjeld	Sum
2003	0	0	0
2004	0	0	0
2005	0	283	283
2006	0	0	0
Etter 2006	0	0	0
Total	**0**	**283**	**283**

Hovedfinansieringen til gruppen består av en trekkfasilitet på MUSD 110, hvorav MUSD 42,5 er trukket pr 31.12.03. Av disse er MUSD 7,5 trukket i EUR.

Finansielle lånebetingelser:
(i) Netto rentebærende gjeld i forhold til fortjeneste før renter, skatter og avskrivninger (EBITDA): Mindre enn 3,25 fra 31.12.03 og 3,00 fra 30.06.04 til låneforfall. EBITDA er definert som fortjeneste før renter, skatter og avskrivninger, korrigert for effekter av kontantstrømsikringer.
(ii) Rentedekningsgrad: Skal alltid være høyere enn 4,0. Definert som netto rentebærende gjeld dividert med netto rentekostnader.
(iii) Rentebærende gjeld i forhold til reell netto verdi: Skal alltid være mindre enn 1,4. Reell netto verdi er definert som total egenkapital minus goodwill og andre immaterielle eiendeler.Unitor er pr 31.12.2003 ikke i brudd med noen av de finansielle lånebetingelsene.

Note 18 ANNEN KORTSIKTIG GJELD

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
25	10	15	Avsetning andre offentlige avgifter	0	0	0
0	0	0	Kortsiktig gjeld til foretak i samme konsern	307	845	324
76	114	102	Annet	48	34	22
101	**124**	**117**	**Sum annen kortsiktig gjeld**	**355**	**879**	**346**

NOTE 19 PANTSTILLELSER

Unitor har ikke pantsatt noen eiendeler, men långiverne har negativ pantsettelsesklausul på vesentlige poster.

Note 20 Kontantstrømanalyse

Unitor Gruppen hadde en positiv kontantstrøm fra driften på MNOK 150 sammenlignet med en tilsvarende positiv kontantstrøm på MNOK 362 i 2002. Midler tilført fra virksomheten var positiv og utgjorde MNOK 119 mot MNOK 135 i 2002. EBT tilførte MNOK 65 mot MNOK 20 foregående år. Ordinære avskrivninger og nedskrivninger utgjorde MNOK 85 mot MNOK 142 i fjor.

Netto valutaeffekt i likviditetsendringen fra balansen knyttet til de operative balansepostene var uvesentlig i 2003, mens de resulterte i en vesentlig positiv endring i fjorårets kontantstrømanalyse grunnet en sterk NOK mot USD. Denne effekten var også til stede i årets analyse, men ble motvirket av en svak NOK mot EUR. Reduksjoner i kundefordringer resulterte i en positiv tilførsel på MNOK 39 sammenlignet med MNOK 140 ifjor hvorav valutaeffekten alene utgjorde MNOK 88. Nedgangen på MNOK 23 i varelageret resulterte i en postiv kontantstrøm på MNOK 3 bedre enn i fjor.

Netto likviditetsendringer fra investeringer var bare MNOK 23 i 2003 sammenlignet med MNOK 58 ifjor. Investeringer var MNOK 61 og MNOK 5 lavere enn ifjor. Et solid fokus på balansestyring for å frigjøre kapital medførte at det ble solgt eiendeler for MNOK 38 sammenlignet med MNOK 8 i 2002.

Netto likviditetsendringer fra finanseringsaktiviteter medførte en negativ kontantstrøm på MNOK 131 sammenlignet med MNOK 380 i 2002. En stor andel av de positive likviditetsendringene fra driften ble brukt til å nedbetale langsiktig gjeld med MNOK 155 sammenlignet med reduksjonen på MNOK 379 i 2002. Netto valutaeffekt i 2003 var uvesentlig sammenlignet med 2003 hvor den utgjorde MNOK 180 av reduksjonen. En positiv tilførsel på MNOK 24 sammenlignet med i fjor fra netto endring i finansplasseringer skyldes hovedsakelig en reduksjon i langsiktige fordringer.

Netto likviditesendring i 2003 gikk ned med MNOK 4 og likvide midler endte på MNOK 64.

Note 21 FINANSIELL MARKEDSRISIKO OG FINANSIELLE INSTRUMENTER

VALUTARISIKO

Selskapets kontantstrøm er eksponert i en rekke valutaer som følge av netto valutainngang (USD) og netto valutautgang (diverse valutaer).
Det gjøres kontinuerlige vurderinger av akseptable nivåer for sikring av eksponeringen i fremtidige kontantstrømmer.
Ved sikring benyttes terminkontrakter eller opsjoner (opsjonskombinasjoner).

Selskapets balanse er eksponert i en rekke valutaer. Denne eksponeringen sikres løpende ved hjelp av terminkontrakter.

KONTANTSTRØM SIKRING
Utestående terminkontrakter per 31.12.03

	Netto Kjøpt/solgt	Beløp i valuta (mill)	Snitt kurs sikring	Gj.snittl. rest-løpetid (mnd)	Urealisert gevinst/(tap) *
USD 2004	Solgt	50	7,25	8	23
USD 2005	Solgt	11	6,87	19	2
EUR 2004	Kjøpt	10	8,11	8	3
Sum utestående terminkontrakter					**28**
Herav ført mot egenkapital					0
Herav resultatført					0

** Urealisert gevinst/(tap) er beregnet som markedsverdien (terminkurs) av utestående kontrakter pr 31.12.03.*

Alle tall i MNOK

PROSJEKT SIKRING (TI Marine Contracting)

Utestående terminkontrakter pr 31.12.03

	Netto Kjøpt/solgt	Beløp i valuta (mill)	Gj.snittl. rest-løpetid (mnd)	Urealisert gevinst/(tap) *
USD	Solgt	11	19	31
JPY	Solgt	529	14	0
Sum utestående terminkontrakter				**31**
Herav ført mot egenkapital				0
Herav resultatført				4

** Urealisert gevinst/(tap) er beregnet som markedsverdien (terminkurs) av utestående kontrakter per 31.12.03. Fremdriften i prosjektene resultatføres med løpende fakturering, uten at likviditetseffekten fra sikringene realiseres samtidig.*

BALANSE SIKRING

Utestående terminkontrakter pr 31.12.03

	Netto Kjøpt/solgt	Beløp i valuta (mill)	Gj.snittl. rest-løpetid(mnd)	Urealisert gevinst/(tap) *
USD	Solgt	18	2	2
GBP	Solgt	1	2	0
EUR	Solgt	22	2	-5
JPY	Solgt	1 100	2	1
SGD	Solgt	8	2	0
KRW	Solgt	5 000	2	0
Sum utestående terminkontrakter				**-2**
Herav ført mot egenkapital				-3
Herav resultatført				0

** Urealisert gevinst/(tap) er beregnet som agio/(disagio) mot sluttkurs 31.12.03 inkludert påløpte terminrenter på utestående kontrakter. Agio/(disagio) effekter føres mot egenkapitalen, mens påløpte renter relatert til terminkontraktene resultatføres løpende.*

Termin- og opsjonskontrakter relatert til sikring av fremtidig kontantstrøm i valuta, resultatføres i takt med underliggende netto valutainngang eller -utgang. Termin- og opsjonskontrakter relatert til sikring av selskapets balanse er ført etter dagskursprinsippet mot egenkapitalen.

RENTERISIKO

Rentebytte avtaler pr 31.12.03

	Beløp i valuta (mill)	Rente	Gj.snittl. rest-løpetid (dager)	Urealisert gevinst/(tap) *
USD Rentebytte avtaler	30	2,24 %	1 007	
USD Lån usikret	5	1,17 %	30	
USD Portefølje	**35**	**2,09 %**	**868**	**1**
EUR Rentebytte avtaler	5	2,83 %	817	
EUR Lån usikret	1	2,14 %	89	
EUR Portefølje	**6**	**2,71 %**	**696**	**0**
Herav ført mot egenkapital				0
Herav resultatført				0

** Urealisert gevinst/(tap) er beregnet som markedsverdien (renteswap) av utestående kontrakter per 31.12.03.*

NOTE 22 SENTRALE VALUTAKURSER 2003 OG 2002

Mot NOK	2003 Gj.snittskurs	2003 Sluttkurs	2002 Gj.snittskurs	2002 Sluttkurs
USD	7,0867	6,6510	7,9810	6,9460
EUR	7,9977	8,3869	7,5095	7,2683
JPY	6,1070	6,2100	6,3660	5,8500
GBP	11,5551	11,9046	11,9522	11,1726

Note 23 AKSJER I DATTERSELSKAPER

	Registrerings-land	Selskapets aksjekapital	Eierandel/ stemmeandel	Bokførtverdi 31.12.03 NOK 1.000
Unitor Pty. Ltd.	Sør-Afrika	ZAR 910	100%	1 656
Unitor Argentina	Argentina	ARS 12	100%	2 105
Unitor Ships Service Equipam. Maritimos Ltda.	Brasil	BRR 275	100%	974
Unitor Ships Service Ltd. Canada	Canada	CAD 1	100%	5
Unitor Ships Service NV	Netherl. Ant.	ANG 10	100%	43
Unitor Panama SA	Panama	USD 25	100%	148
Unitor Holding Inc.	USA	USD 1.759	100%	67 153
Unitor (China) Co. Ltd.	Kina	CNY 1.655	100%	1 573
Unitor (China) Production Co. Ltd.	Kina	CNY 2.483	100%	2 104
Unitor Ships Service Ltd.	Hong Kong	HKD 0	100%	0
Unitor Ships Service Co. Ltd.	Japan	JPY 300.000	100%	18 683
Unitor Korea Ltd.	Korea	KRW 290.000	100%	2 831
Unitor Trading (Malaysia) SDN BHD	Malaysia	MYR 50	100%	127
Unitor Ships Service Philippines Inc.	Fillippinene	PHP 10.326	100%	1 518
Unitor Ships Service Pte. Ltd.	Singapore	SGD 100	100%	220
Unitor Ships Service NV	Belgia	EUR 62	100%	5 327
Unitor Denmark AS	Danmark	DKK 2.000	100%	18 019
Unitor Ships Service OY AB	Finland	EUR 8	100%	81
Unitor Trading France SA	Frankrike	EUR 38	100%	313
Uniref SA	Hellas	EUR 3.062	100%	2 562
Unitor Hellas AEVE	Hellas	EUR 3.258	100%	64 395
Unitor Trading SRL	Italia	EUR 106	100%	1 145
Unitor Cyprus Ltd.	Kypros	CYP 10	100%	146
Unitor Ships Service BV	Nederland	EUR 18	100%	119
Unitor Chemicals AS	Norge	NOK 250	100%	21 050
Ticon Isolering AS	Norge	NOK 100	100%	0
Unitor Polzka SP z.o.o.	Polen	PLZ 5000	100%	10 100
Unitor Equipamentos Maritimos Ltda.	Portugal	EUR 2	100%	30
Unitor de Portugal - Equip. Navais e Ind. Ltda.	Portugal	EUR 2	100%	256
Servicios Navales Uniper SA	Spania	EUR 481	100%	4 274
Unitor UK Ltd	U.K.	GBP 150	100%	9 850
Rochem Holding AG	Sveits	CHF 2.000	100%	89 395
Unitor Ships Service AB	Sverige	SEK 100	100%	62
TI Marine Contracting AS	Norge	NOK 15.000	100%	15 000
Unitor Ships Service GmbH	Tyskland	EUR 2.761	100%	23 507
Sum aksjer i datterselskaper				**364 770**

Aksjer i tilknyttede selskaper	Registreringsland	Selskapets aksjekapital	Eierandel/ stemmeandel	Bokført verdi 31.12.03 NOK 1.000
MTS	Norge	NOK 6.601	90%	0
Marine Alliance	Nederland	TUSD 35	50%	0

Datterselskap eiet indirekte	Registreringsland	Indirekte eierandel
Unitor de Mexico SA de CV	Mexico	100%
Unitor Ships Service Inc.	USA	100%
Ticon Insulation UK Ltd.	U.K	100%

Alle tall i MNOK

Note 24 AKSJONÆRINFORMASJON

De største aksjonærene i Unitor ASA pr 31.12.2003 **Navn:**		Antall aksjer	% av samlet Aksjekapital
1	Umoe Industri AS	13 470 798	68,90
2	Folketrygdfondet	2 044 722	10,45
3	Odin Norge	1 859 700	9,51
4	Kacin KS	336 500	1,72
5	Vital Forsikring ASA	245 280	1,25
6	Skandinaviska Enskil A/C Clients ACC	242 810	1,24
7	Lombard Odoer Darier & Cie	132 000	0,67
8	Herica A/S	130 400	0,66
9	Mustad Industrier AS	92 800	0,47
10	Stenshagen Egil	37 900	0,19

Aksjer eiet av medlemmer av styret, konsernsjef og revisor pr 31.12.2003

Navn:	Antall aksjer
Jens Ulltveit-Moe*	13 470 798
Morits Skaugen jr. *	1 000
Carsten Hansteen *	0
Knut Øversjøen*	0
Karen Helene Midelfart *	0
Erlend Grimstad *	0
Kai Engedal *	0
Turi Strømberg **	0
Anette Gether **	0
Sten Vedi **	0
Jarle Roth, President & CEO *	336 500
Revisor:	
Ernst & Young	0

** Ovennevnte gjengir aksjer som styremedlemmet og dets nærstående eier, herunder selskap som styremedlemmet kontrollerer.*

Administrerende direktør har gjennom sitt selskap Kacin KS tatt opp et lån hos selskapets hovedaksjonær.

*** Representanter for de ansatte.*

Note 25 FORDRINGER OG GJELD MOT DATTERSELSKAPER

Unitor ASA	2003	2002	2001
Lån til selskap i samme konsern	332	362	416
Andre langsiktige finansielle anleggsmidler	2	26	34
Andre fordringer	84	685	248
Øvrig langsiktig gjeld	19	16	15
Annen kortsiktig gjeld	355	879	346

Relatert til datterselskaper	2003	2002	2001
Lån til selskap i samme konsern	332	362	416
Andre fordringer	67	665	185
Øvrig langsiktig gjeld	19	16	15
Annen kortsiktig gjeld	307	845	324

Note 26 ANDRE FORDRINGER

Unitor Konsern				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
47	27	33	Merverdiavgift og andre avgifter	16	16	35
0	0	0	Kortsiktig gjeld til foretak i samme konsern	67	665	185
61	11	7	Annet	1	4	28
108	**38**	**40**	**Sum andre fordringer**	**84**	**685**	**248**

Note 27 GARANTIER

Unitor ASA	2003	2002	2001
Garantiansvar for konsernselskaper*	124	121	78
Garantiansvar for andre	11	10	3
Sum garantiansvar	**135**	**131**	**81**
** Hvorav er gitt i favør Marine Alliance*	*33*	*35*	*45*

NOTE 28 TVISTESAKER

Selskapet er pr 31.12.03 ikke kjent med noen vesentlige tvistesaker.

NOTE 29 HENDELSER ETTER BALANSEDAG

Det er ingen vesentlige hendelser etter balansedag som påvirker regnskapet for 2003.

ERNST & YOUNG

□ Statsautoriserte revisorer

Ernst & Young AS
Oslo Atrium
Postboks 20
N-0051 Oslo

□ Foretaksregisteret:
NO 976 389 387 MVA

Tel. +47 24 00 24 00
Fax +47 24 00 24 01
www.ey.no

Medlemmer av Den norske Revisorforening

Til generalforsamlingen i
Unitor ASA

Revisjonsberetning for 2003

Vi har revidert årsregnskapet for Unitor ASA for regnskapsåret 2003, som viser et overskudd på kr 8 millioner for morselskapet og et overskudd på kr 40 millioner for konsernet. Vi har også revidert opplysningene i årsberetningen om årsregnskapet, forutsetningen om fortsatt drift og forslaget til anvendelse av overskuddet. Årsregnskapet består av resultatregnskap, balanse, kontantstrømoppstilling, noteopplysninger og konsernregnskap. Årsregnskapet og årsberetningen er avgitt av selskapets styre og administrerende direktør. Vår oppgave er å uttale oss om årsregnskapet og øvrige forhold i henhold til revisorlovens krav.

Vi har utført revisjonen i samsvar med revisorloven og god revisjonsskikk i Norge. God revisjonsskikk krever at vi planlegger og utfører revisjonen for å oppnå betryggende sikkerhet for at årsregnskapet ikke inneholder vesentlig feilinformasjon. Revisjon omfatter kontroll av utvalgte deler av materialet som underbygger informasjonen i årsregnskapet, vurdering av de benyttede regnskapsprinsipper og vesentlige regnskapsestimater, samt vurdering av innholdet i og presentasjonen av årsregnskapet. I den grad det følger av god revisjonsskikk omfatter revisjon også en gjennomgåelse av selskapets formuesforvaltning og regnskaps- og interne kontrollsystemer. Vi mener at vår revisjon gir et forsvarlig grunnlag for vår uttalelse.

Vi mener at

- årsregnskapet er avgitt i samsvar med lov og forskrifter og gir et uttrykk for selskapets og konsernets økonomiske stilling 31. desember 2003 og for resultatet og kontantstrømmene i regnskapsåret i overensstemmelse med god regnskapsskikk i Norge
- ledelsen har oppfylt sin plikt til å sørge for ordentlig og oversiktlig registrering og dokumentasjon av regnskapsopplysninger i samsvar med lov og god regnskapsskikk i Norge
- opplysningene i årsberetningen om årsregnskapet, forutsetningen om fortsatt drift og forslaget til anvendelse av overskuddet er konsistente med årsregnskapet og er i samsvar med lov og forskrifter.

Oslo, 30. mars 2004
ERNST & YOUNG AS

Jan Egil Haga
statsautorisert revisor

□ Besoksadresse:
Oslo Atrium
Christian Frederiks plass 6
0154 Oslo

□ Arendal, Bergen, Bo, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Honefoss, Kongsberg, Kragero, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måloy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Tromso, Trondheim, Tonsberg, Vikersund, Ålesund

NØKKELTALL

Unitor Konsern

RESULTAT		Definisjon	2003	2002	2001	2000	1999	1998
Driftsinntekter	MNOK		2 159	2 228	2 453	2 419	2 376	2 657
EBIT	MNOK	1	115	109	82	62	34	194
EBITDA	MNOK	2	196	198	173	165	129	296
Driftsresultat før skattekostnad	MNOK		65	20	45	6	-59	84
Skatteprosent	%		38,3	48,3	51,1	-	-	46,3
RENTABILITET								
EBITDA margin	%	3	9,1	8,9	7,1	6,8	5,4	11,1
Netto driftsmargin	%	4	2,0	2,0	3,5	4,6	2,6	8,6
Brutto fortjenestemargin	%	5	3,0	0,9	1,8	0,2	-2,5	3,2
Netto fortjenestemargin	%	6	1,9	0,5	0,9	0,2	-2,5	1,7
Avkastning på sysselsatt kapital	%	7	3,5	3,1	5,1	6,9	4,0	14,4
Egenkapitalrentabilitet	%	8	5,0	1,2	2,6	0,7	-6,7	5,0
Antall ansatte	Tall		1 330	1 251	1 253	1 457	1 583	1 687
KAPITAL								
Markedsverdi	MNOK	9	528	373	802	1 153	1 173	1 447
Egenkapital	MNOK		783	835	839	840	834	892
Egenkapitalandel	%	10	52,1	51,7	41,4	39,4	41,2	41,7
Netto rentebærende gjeld	MNOK		237	369	663	756	608	492
LIKVIDITET								
Likviditetsgrad		11	2,3	2,9	3,5	2,9	2,9	2,3
Kontantstrøm fra driften	MNOK		150	362	163	-33	61	222
AKSJER								
Fortjeneste per aksje	NOK	12	2,06	0,53	1,13	0,31	-2,97	2,30
Kontantstrøm per aksje	NOK	13	6,85	4,80	6,90	5,23	1,38	7,50
Egenkapital per aksje	NOK	14	40,04	42,73	42,92	42,97	42,64	45,65
Utbytte per aksje	NOK	15	5,0	-	-	-	-	3,50
Utdelingsforhold	%	16	243,1	-	-	-	-	152,2
Aksjekurs per 31.12.	NOK		27,00	19,10	41,00	59,00	60,00	74,00
Kurs/fortjeneste			13,1	35,8	36,4	190,3	-	32,2
Antall	x 1.000		19,550	19,550	19,550	19,550	19,550	19,550
Gjennomsnittlig antall aksjer	x 1.000		19,550	19,550	19,550	19,550	19,550	19,550

** Definisjon av nøkkeltall på side 31 i noter til årsregnskapet.*

AKSJONÆR INFORMASJON

Unitor ønsker at aksjeprisen i størst mulig grad skal reflektere de underliggende verdier, samt forventinger om fremtidig inntjening. For å oppnå dette informerer Unitor løpende aksjemarkedet om selskapets utvikling gjennom børs- og pressemeldinger, delårs- og årsrapporter samt presentasjoner i Norge og i utlandet. Unitors hjemmeside på internett inneholder generell informasjon om Unitor, siste nytt, finansiell informasjon og de produkter og tjenester, som Unitor kan tilby. Adressen er http://www.unitor.com.

Utbyttepolitikk

Unitors mål er å gi aksjonærene høyest mulig avkastning gjennom effektiv drift og nærmere tilknytning til kundene. Selskapet har ambisjoner om fortsatt vekst og legger vekt på å ha finansiell handlefrihet. Avkastningen til aksjonærene fremkommer i form av kursutvikling og utdeling av utbytte. Styret foreslår at det utdeles et utbytte på NOK 5 pr aksje som utgjør MNOK 98. Dette begrunnes ut fra den høye egenkapitalandelen og soliditen i selskapet.

Vurdering av Unitor

Ved utgangen av 2003 var kursen på Unitor NOK 27 pr aksje mens antall aksjer var 19,55 mill. Tilsvarende tall pr 31.12.2002 var NOK 19,10 og 19,55 mill. Dette gir en samlet børsverdi på de to tidspunktene på anslagsvis MNOK 528 og MNOK 373.

Det presenteres ingen verdsettelse av konsernet utover opplysning om børsverdien. Ulike meglerhus utarbeider imidlertid løpende analyser og verdsettelser. De fleste forhold som er av betydning ved vurdering av Unitorgruppen er dekket under tidligere kapitler i Årsrapporten og "Annual Review" som er tilgjengelig ved henvendelse til selskapet.



4
2
0
-2
-4
98
99
00
01
02
03
FORTJENESTE OG UTYBYTTE
PER AKSJE
(NOK)
fortjeneste pr aksje
utbytte pr aksje



1500
1000
500
0
98
99
00
01
02
03
BØRSVERDI
(NOK)

Omsetning av Unitoraksjen

Unitor har vært notert på Oslo Børs siden 1968. Det har i 2003 vært omsatt 4.178.863 aksjer som gir et likviditetsforhold på 21%. Tilsvarende tall for 2002 var 7.098.545 aksjer med et likviditetsforhold på 36%



Unitor
Relativ All Share Index
Relativ Transp. Index

Fordeling av aksjene i Unitor ASA pr 31.12 per geografisk område

Area	Antall aksjeeiere	% av antall aksjeeiere	% av total Aksjekapital
Norge	929	80,6	97,4
Sverige	17	1,5	1,3
Sveits	1	0,1	0,7
U.K.	24	2,1	0,1
USA	46	4,0	0,1
Forenede Arabiske Emirater	13	1,1	0,1
Andre land	122	10,6	0,3
Total	**1 152**	**100,0**	**100,0**
Handel i utlandet	**223**	**19,4**	**2,6**

Fordeling av aksjene i Unitor ASA pr 31.12 pr aksjonær gruppe

Antall aksjer per aksjonær	Antall aksjonærer	% av antall aksjonærer	% av Aksjek
1-100	542	47,0	
101-1.000	447	38,8	
1.001-100.000	155	13,5	
over 100.001	8	0,7	
Total	**1 152**	**100,0**	**1**

Kursutvikling Oslo Børs (1999-2003)

	2003	2002	2001	2000	19
Høyeste kurs	30,00	45,00	64,50	77,00	83
Laveste kurs	17,00	10,20	29,00	52,50	48
Sluttkurs 31.12.	27,00	19,10	41,00	59,00	60

Regulering av inngangsverdi med endring i skattlagt kapital (RISK)

RISK regulering gjelder kun for norske aksjonærer og foretas pr 1. januar for de som er aksjonærer på dette tidspunkt.

RISK beløp pr aksje for årene 1997 - 2003

1.1.97	1.1.98	1.1.99	1.1.00	1.1.01	1.1.02	1.1.03
NOK 2,17	NOK -0,80	NOK -2,25	NOK -0,63	NOK 0,98	NOK 0	NOK 0,85

Fullmakter til kapitalutvidelse

På generalforsamlingen den 12. mai 2003 i Unitor ASA ble det vedtatt å gi styret fullmakt til å utvide selskapets aksjekapital med inntil NOK 4.375.000 ved nytegning av inntil 350.000 aksjer hver pålydende NOK 12,50. Aksjene skal kunne tegnes av Unitor Gruppens ledelse, på betingelser som fastsettes av styret. Eksisterende aksjeeieres fortrinnsrett til tegning fravikes. Fullmakten omfatter rett til å endre vedtektene i tråd med de(n) kapitalforhøyelse(r) som gjennomføres. Fullmakten gjelder til og med 12. mai 2005.

ANALYTIKER INFORMASJON

Resultat per kvartal

MNOK	4kv 2003	3kv 2003	2kv 2003	1kv 2003	4kv 2002	3kv2002	2kv 2002	1kv 2002
Driftsinntekter Unitor Ships Service	394	424	404	415	412	425	440	457
Driftsinntekter Unitor Ships Equipement	132	138	132	120	118	131	130	115
Driftsinntekter	526	562	536	535	530	556	570	572
Vareforbruk - Unitor Ships Service	184	214	210	208	210	212	212	227
Vareforbruk - Unitor Ships Equipement	113	99	94	90	85	96	101	84
Vareforbruk	297	313	304	298	295	308	313	311
Andre driftskostnader	194	216	201	213	219	212	211	220
Ordinære avskrivninger	20	21	20	20	22	24	24	24
Restruktureringkost/nedskrivninger	4	0	0	20	46	0	7	0
Driftsresultat	11	12	11	-16	-52	12	15	17
Netto finanskostnader	0	7	-20	-34	-19	-13	-1	5
Ordinært resultat før skatt	11	5	31	18	-33	25	16	12
Skattekostnad	4	1	13	7	-7	8	5	4
Årsresultat	7	4	18	11	-26	17	11	8

Aksjer og aksjekapital

Aksjekapitalens utvikling siste 5 år

Dato	Type utvidelse	Endring i antall aksjer	Antall aksjer	Aksjekapital
1999	Ingen emisjoner		19 549 651	244 370 630
2000	Ingen emisjoner		19 549 651	244 370 630
2001	Ingen emisjoner		19 549 651	244 370 630
2002	Ingen emisjoner		19 549 651	244 370 630
2003	Ingen emisjoner		19 549 651	244 370 630

DEFINISJON AV NØKKELTALL

1 EBIT	Ordinært driftsresultat* + netto valuta hedge
2 EBITDA	Ordinært driftsresultat* + ordinære avskrivninger + netto valuta hedge
3 EBITDA margin	EBITDA / Driftsinntekter
4 Netto drifts margin	Ordinært driftsresultat* / Driftsinntekter
5 Brutto fortjenestemargin	Ordinært resultat før skatt / Driftsinntekter
6 Netto fortjenestemargin	Årsresultat / Driftsinntekter
7 Avkastning på sysselsatt kapital	Ordinært driftsresultat* / Gjennomsnittlig sysselsatt kapital (totalkapital - ikke rentebærende gjeld + avsatt utbytte
8 Egenkapital-rentabilitet	Årsresultat / Gjennomsnittlig egenkapital
9 Markedsverdi	Børskurs 31.12. *totalt antall utestående aksjer
10 Egenkapital andel	Egenkapital / Total kapital
11 Likviditetsgrad	Omløpsmidler / Kortsiktig gjeld
12 Fortjeneste pr. aksje	Årsresultat / Gjennomsnittlig antall aksjer (justert)
13 Kontantstrøm pr. aksje	Årsresultat +ordinære avskrivninger + tap på fordringer + utsatt skatt / Gjennomsnittlig antall aksjer (justert)
14 Egenkapital pr. aksje	Egenkapital / Totalt antall utestående aksjer
15 Utbytte pr. aksje	Utbytte pr. aksje er justert for kapitalutvidelse og aksjesplitt
16 Utdelings forhold	Utbytte i prosent av fortjeneste pr. aksje

* Ordinært driftsresulat er korrigert for restruktureringskostnader og opphør av virksomhet

THE UNITOR GROUP



STRATEGY

Vision

To achieve profitable growth by being the first choice for ship owners, ship managers, and shipyards

Value proposition

- Unitor provides and develops competitive products, service, and systems through an efficient world-wide network
- Unitor serves the merchant marine, cruise, and offshore markets
- Unitor strives to be the leader in the areas of safety, refrigeration, chemicals, gas, welding, insulation, repair & maintenance
- Unitor attracts and develops dedicated and competent people

Shared values

Customers first

- We go the extra mile for the customer
- We have passion for the marine industry
- We continuously develop our knowledge and skills to the benefit of our customers
- We conduct our business with professionalism

A responsible firm

- We operate our business with a good conscience, high ethical standards, and according to local law
- We care about safety at sea and the environment

Hands-on management

- We base our behaviour on delegation, ownership, and trust
- We strive for simplicity and speed
- We take risk, accept mistakes, and learn from them
- We have no room for politics
- We are cost-conscious and actively reallocate resources in order to improve profits

People with passion

- We are proud to work for Unitor
- We strive to understand each other and the cultures in our firm
- We respect each other as individuals
- We are opportunity driven, encourage innovation, and show ambition
- We strive for an honest and open exchange of ideas and viewpoints


MESTO

CONTENTS

FINANCIAL HIGHLIGHTS


Revenue 19
2376
2419
1999
2000





)
2159
2003

EBIT (MNOK)



34
62
82
109
115
1999
2000
2001
2002
2003

Net interest bearing debt 1999-2003 (MNOK)



608
756
663
369
237
1999
2000
2001
2002
2003

Equity ratio (%)



41,2
39,4
41,4
51,7
52,1
1999
2000
2001
2002
2003

KEY FIGURES

All figures in MNOK

Unitor Group

Result		2003	2002	2001	2000	1999	1998
Operating revenues	MNOK	2 159	2 228	2 453	2 419	2 376	2 657
EBIT	MNOK	115	109	82	62	34	194
EBITDA	MNOK	196	198	173	165	129	296
Earnings before tax (EBT)	MNOK	65	20	45	6	-59	84
Tax rate	%	38.3	48.3	51.1	-	-	46.3
Profitability							
EBITDA margin	%	9.1	8.9	7.1	6.8	5.4	11.1
Net operating margin	%	2.0	2.0	3.5	4.6	2.6	8.6
Gross profit margin	%	3.0	0.9	1.8	0.2	-2.5	3.2
Net profit margin	%	1.9	0.5	0.9	0.2	-2.5	1.7
Return on capital employed	%	3.5	3.1	5.1	6.9	4.0	14.4
Return on equity	%	5.0	1.2	2.6	0.7	-6.7	5.0
Number of employees		1 330	1 251	1 253	1 457	1 583	1 687
Capital							
Marketvalue	MNOK	528	373	802	1 153	1 173	1 447
Equity	MNOK	783	835	839	840	834	892
Equity ratio	%	52.1	51.7	41.4	39.4	41.2	41.7
Net interest bearing debt	MNOK	237	369	663	756	608	492
Liquidity							
Current ratio		2.3	2.9	3.5	2.9	2.9	2.3
Cashflow from operations	MNOK	150	362	163	-33	61	222
Shares							
Earnings per share (EPS)	NOK	2.06	0.53	1.13	0.31	-2.97	2.30
Cashflow per share	NOK	6.85	4.80	6.90	5.23	1.38	7.50
Book equity per share	NOK	40.04	42.73	42.92	42.97	42.64	45.65
Dividends	NOK	5.0	-	-	-	-	3.50
Payout ratio	%	243.1	-	-	-	-	152.2
Share price 31.12	NOK	27.0	19.10	41.00	59.00	60.00	74.00
Price/earnings ratio		13.1	35.8	36.4	190.3	-	32.2
Number of shares 31.12	x 1.000	19,550	19,550	19,550	19,550	19,550	19,550
Average number of shares	x 1.000	19,550	19,550	19,550	19,550	19,550	19,550

See definitions, page 30.

UNITOR´S WORLD WIDE NETW


Unitor´s offices
Unitor´s agents

To meet the needs of its customers, Unitor has the marine industry´s largest global supply network comprising 65 wholly owned offices and 156 agents in 73 countries, servicing 1702 ports. In 2003, a total of 177,000 deliveries were made to 15,000 vessels and 145 shipyards








   



CEO´S REPORT

solid IMPROVEMENT

2003 was Unitor's best year since 1998. Nevertheless, we aim to continue the growth in earnings.

Financially sound

Earnings before interest and taxes (EBIT) ended at MNOK 115 and earnings before taxes (EBT) at MNOK 65.

Due mainly to the weakening of the dollar, group revenue shrank by 3.1% to MNOK 2159. Measured at fixed currency rates and adjusted for divested business, group revenue increased by 4%. Revenue from the Ships Service division totalled MNOK 1637, a decline of 5.6% (increase of 0.6% at fixed rates). The Ships Equipment division experienced a growth of 5.7% (9.6% at fixed rates) with revenues increasing to MNOK 522.

Extensive capital rationalisation and a strong cash flow led to a considerable reduction in net interest bearing debt (NIBD) to MNOK 237. Since 2000, Unitor's NIBD has been reduced by MNOK 519, from MNOK 756 to MNOK 237. This gives Unitor a high degree of financial strength and flexibility. The equity ratio at year-end was 52.1% after accruing for a dividend of MNOK 98

A focused organisation

Unitor's organisation underwent further consolidation and development in 2003. The four business units – Chemicals, Safety, Refrigeration and Maintenance &






UNITOR
NETWORK



Repair – were given full responsibility for all aspects of product management.

Launched by the Safety business unit in 2003, fleet agreements for Fire, Rescue & Safety (FRS) Service had by March 2004 enrolled 430 customer vessels. The fleet agreements are a result of close cooperation with the customer and are an expression of the customer's confidence in the capability of Unitor's worldwide service network. The Chemicals unit continued to grow in 2003, confirming its position as the leader in the marine chemical business.

The downward trend in Maintenance & Repair was stopped through a strong focus on core maintenance products in the welding area. Refrigeration launched a worldwide branding initiative to position Unicool as a product associated with worldwide availability, purity, regulatory compliance, and competitive prices.

The strategy of upgrading the Ships Equipment subsidiaries in Szczecin and Shanghai to take full responsibility for the complete value chain has been successful, resulting in continued sales growth. This has involved transferring project engineering, product management, logistics, and sales resources to China and Poland.

Unitor's IT infrastructure was strengthened through an upgrade of the PortLink system. The upgrade provides greater transparency and makes it possible to further delegate decision-making to a local level, closer to the customers. Unitor's e-commerce partner, MTS, offers e-commerce solutions that so far streamline the order-invoice process for 565 customer vessels.

Unitor opened spares centres in Houston, Rotterdam, Singapore and Piraeus for the purpose of offering customers fast and economical access to refrigeration and safety spare parts. The spares centres are staffed by experienced people who understand the technical requirements of vessel operations and the importance of sourcing and delivering quality spare parts quickly and efficiently.

Favourable outlook

Greater focus will now be put on increasing sales of Unitor products and services to existing customer vessels. Selling a broader range of products, services and systems to each vessel will significantly increase sales and reduce transaction costs.

A weakening of the USD and strengthening of the Euro have a negative short-term impact on Unitor's profit. To counteract this, Unitor aims to increase sourcing from low-cost countries and dollar-related currencies. In addition, a more dynamic approach to pricing will be considered.

The shipping market was good throughout 2003, and, as the year 2004 unfolds, I am optimistic about the future. Unitor is financially sound and operationally efficient. We have a focused organisation, a competitive product range and a large customer base. A summary of Unitor's strategy for the period 2004 - 2008 is shown on the following pages.

Thanks go to our 5,500 customers, especially those who demand most of us. It is from these that we learn what the expression "Customer First" really means.

Finally, I would like to express my personal gratitude to the 1,330 men and women in Unitor for their persistence and dedication in moving the company forward. Goals and strategies are important, but at the end of the day, it is these Unitorians who make it all happen.

Jarle Roth
President & CEO



a strategy for PROFITABLE GROWTH

Competitive advantage
Unitor's competitive advantage rests on four pillars:

- An extensive international network, considerably ahead of its nearest competitor, with dedicated people to run the operations around the world
- The proven ability to source and deliver uniform, standardised products in virtually every location in the shipping world
- Strong general marine expertise and specific expertise within its chosen areas of business
- An unique relationship with the world's shipping industry

Nevertheless, Unitor, like many other firms is facing significant price pressure that reduces margins. Volatile currency markets, especially the US dollar one, pose another key challenge. In a changing world, continuous improvement of all aspects of the firm's business and operations is required to stay ahead of the competition and produce real returns for the shareholders.

Vision
Unitor's vision is to achieve profitable growth by being the first choice for ship owners, ship managers, and shipyards. In Unitor's business model, growth is a key driver of value. Unitor aims to secure growth by being







the customer's first choice through providing a competitive total range of products, services and systems. The firm's target customers include ship owners, ship managers, and shipyards.

Value proposition
Backing the vision, Unitor has a four-point value proposition:

- Unitor provides and develops competitive products, services and systems through an efficient world-wide network
- Unitor serves the merchant marine, cruise, and offshore markets
- Unitor strives to be the leader in the areas of safety, refrigeration, chemicals, gas, welding, insulation, and maintenance & repair
- Unitor attracts and develops dedicated and competent people

These four points summarise and define the key elements of the firm's business model and strategic thrust.

Shared values
The company's shared values have been updated and redefined. Management believes that a widely shared set of values is key to running a successful worldwide operation, in which capable individuals can thrive and gain the trust of customers and other stakeholders.

Four different value statements define and detail Unitor as a company where customers come first, a responsible firm, populated with people with passion and with hands-on management. The complete statement of shared values is found on page 2.

Objectives and actions
In its strategic planning process, Unitor has defined objectives for the company and all major organisational units. Detailed strategic actions to reach these objectives have been described and committed to.

As stated in the vision, Unitor's main objective in moving forward is profitable growth. This will be achieved by utilising the extensive customer base better through selling more to each ship. Moreover, Unitor aims to further increase its market share – especially in the Asian growth markets.

Being competitive in all parts of the network is a key priority. This means continuously optimising the range of products and services to meet local and global competition as well as setting prices at appropriate levels. The total range of products, services and systems will be updated, renewed, and expanded. Management is also considering acquisitions in niche areas to complement Unitor's range. The shift towards truly global sourcing will continue, and the total supply chain will be further optimised to meet shifts in sourcing and demand patterns.

Likewise, there will be a continued drive to streamline operations. The focus will be on dynamically shifting resources to where they are most needed. The strategy of upgrading the Ships Equipment subsidiaries in Szczecin and Shanghai to take full responsibility for the complete value chain will be continued, with an eye to continued sales growth.

Unitor will maintain its focus on building organisational capability to carry out its strategy. This means, among other things, securing proactive decision-making through follow-up, delegation, and support for the company's people. An upgrade of the PortLink infrastructure has provided more transparency and enabled more delegation of authority. Unitor will also continue to expand its skill base in areas critical to sustained success in the marketplace.



SERVICE
– an integrated part of our business

Service is an integral part of everything Unitor does. Alongside products and systems, service is at the core of Unitor's value proposition and a major component in the company's safety, refrigeration and chemicals operations.

Fire, Rescue & Safety Service

A large part of all vessel deficiencies are related to life-saving and firefighting appliances, safety certification, and safety in general. Problems discovered during an inspection can mean costly delays for the vessel. The international focus on safety of life at sea has increased sharply in recent years. Each year, vessel operators must comply with an increasing number of safety regulations. Unitor aims to assist its customers in keeping their ships sailing with minimum disruptions and at the lowest possible operating costs.

Unitor offers a multi-brand fire, rescue, and safety (FRS) Service concept for fire extinguishers, breathing apparatus, escape sets, fixed fire-fighting systems and life rafts. FRS Service is delivered through a worldwide network certified by Det Norske Veritas and Lloyds Register. This network consists of 73 authorised service stations. Using sophisticated vessel tracking systems and quality marine safety equipment, FRS Service technicians maintain, repair, and manage onboard safety requirements with fixed-fee packages to suit individual vessel needs.

By monitoring the due dates of a vessel's safety-equipment, Unitor can manage safety inspections and re-certification, selecting in advance the most appropriate time and place to carry out the work. The equipment can then be maintained, repaired, inspected and certified to ensure that the vessel can sail on time.

In 2003 Unitor carried out 13,175 services on customers´ Fire, Rescue and Safety equipment – over four times more than its nearest competitor.

From 2003, Unitor expanded FRS Service to a fleet offering. This includes fixed pricing for inspection, certification and travel. Other services that can be included in an FRS fleet service agreement are equipment and system repair/replacement and multi-brand components and spare parts. After 12 months of operation, 430 customer vessels have chosen FRS fleet service. Qualified FRS technicians make sure that the job gets done right the first time. The service is

«In 2003 Unitor carried out 13,175 services on customers' Fire, Rescue and Safety equipment»



worldwide class approved, meeting the most stringent quality standards. Approved documentation is provided, so the ship sails on time and without delays.

Worldwide 24 hour Refrigeration Service

The low efficiency or malfunction of a refrigeration system may cause damage to cargo, create an unhealthy working environment, or damage the system itself. In addition, marine refrigeration systems are prone to leaks, causing refrigerants to escape. This is both costly for the operator and damaging to the environment.

Unitor's Service offers:

- Fire, Rescue & Safety Service
- Refrigeration Service
- Chemical Service
- Spare Parts

Unitor Refrigeration Service includes the inspection and repair of shipboard refriger-ation systems by skilled marine refrigeration technicians. Three basic levels of service are offered. The first is normal contracted service, for example finding and repairing a problem such as a refrigerant leak or upgrading a system with insufficient capacity. Second comes project-based work, for example converting a system to use more environmentally acceptable refrigerants or installing a new compressor. Finally comes Unitor's Environmental System Inspection (ESI) programme. This is an onboard inspection service that includes a leak tightness inspection, system performance test and system status report with the inspector's recommendations to ensure optimal system operation and conformity.

Unitor also arranges refrigeration training courses for customers. An example of this is Unitor's Environmental Protection Agency (EPA) training course, where technical crew are given training so that they can be authorised to carry out system repairs in US waters. Unitor has several EPA-approved Proctors who carry out the training and examinations.

Chemical Service – more than delivery

The marine chemicals business is about more than simply delivering chemical products. It is about understanding the technical, operational and commercial requirements of vessels in operation. More than 150 fully trained chemical staff around the world provide advice and technical support for crews on the customer's vessels. This includes application guidance regarding chemicals and checking the conditions of boiler and cooling-water systems. A comprehensive report is left on board with copies to the ship owner's office.

Spare parts – an important part of Unitor's services

When spare parts are needed, time is often a crucial factor. Unitor Spares Centres offer a fast way to obtain needed safety, refrigeration and HVAC spare parts at a competitive price. Unitor Spares Centres in Houston, Rotterdam, Singapore and Piraeus and are staffed with experienced people who understand the marine spare parts business and the importance of reliable delivery and competitive prices. A spares hotline service is provided that gives the customer immediate and direct contact with the nearest spares centre.



an organisation WITH FOCUS

Unitor's operations are carried out within two divisions: Ships Service and Ships Equipment. The divisional split reflects the product range and the customers served. Ships Service supplies products and services for sailing ships with ship owners and ship managers as customers. Ships Equipment supplies systems with shipyards as the main customers. There are, nevertheless, distinct synergies and cooperation between the two divisions.

The Unitor Ships Service (USS) division

The Ships Service division operates the marine industry's largest sales, service and logistics network comprising 65 Unitor offices and 156 agents in 73 countries.

USS supplies products and services to the international merchant fleet. The customer base comprises 5,500 ship owners, operators and ship management companies.

USS is further divided into four geographic areas, each headed by a vice president: Europe; South-Eastern Europe, the Middle East and South Africa; Asia Pacific; and the Americas. At the end of 2003, 959 people were employed in USS worldwide.






Much of the division's sales are conducted through framework purchasing agreements that are negotiated with the purchasing function of the owner or management company. These agreements specify geographical scope, products, lead times, commercial terms, and service levels. Purchases are usually initiated by the vessel's technical management. This results in the division focusing on two parts of the customer's organisation; the head office and the sailing ship. The USS sales force reflects this: some specialise in working with a focus on the owner or the manager's office, while others focus on sales to vessels when they are in port. In 2003 USS made 177,000 deliveries to 15,000 customer vessels. This represents nearly one-half of the world's merchant fleet.

Unitor has a strong track record in serving large, global operators. In order to maintain and extend this ability, it is crucial to possess a proactive and professional organisation at the local level. A number of structural adjustments were made to the organisation in 2003 that both simplify and strengthen local decision-making. An example of this is area Europe, which is Unitor's most challenging market. This business area was restructured in February 2004 for the purpose of empowering local management and improving communications.

Other key elements in the USS organisation are the four business units: Chemicals, Safety, Refrigeration and Maintenance & Repair. These business units are responsible for all aspects of product management, including purchasing and logistics. In this capacity they are vital contributors to Unitor's strategic objectives: profitable growth through increased sales to existing customers; maintaining an optimal product offer in all areas of operation; global sourcing; further streamlining of operations as well as innovation and business development.

The Unitor Ships Equipment (USE) division

The Ships Equipment division supplies systems and equipment to shipyards building new vessels or converting existing vessels for other types of operation. A total of 24% of Unitor's revenue comes from this activity.

USE is further divided into Marine Systems Europe, Marine Systems Asia, and Marine Contracting. Marine Systems Asia is responsible for safety, which is the division's largest product group and holds a leading position in the market. One-third of all new vessels worldwide are equipped with Unitor safety systems or products. Marine Systems Europe is responsible for the other major product group, including heating, ventilation and air conditioning (HVAC) and nitrogen generator systems.

Marine Contracting occupies a leading position within the highly specialised market of thermal insulation systems for gas carriers. Operations are concentrated in Japan, Korea, China and the UK. The main insulation panel production facility is located in Shanghai. Marine Contracting has an order book stretching to 2006.

At the end of 2003, 163 people were employed in USE worldwide.

A world-class IT system

Unitor upgraded its global IT system "PortLink" in 2003 and now has one of the most advanced IT systems in the marine industry. The upgrade made PortLink something more than an IT system. In addition to the efficiencies gained, the system has become an important tool of empowerment, making it possible to delegate decision-making even closer to local operations – without losing necessary management control. This fits in well with Unitor's strategic objectives. A special group has the mandate to ensure that Unitor gets maximum value from the system.



NEW MARKETS

- supplying the global shipbuilding industry

Growth in Asia

For a number of years, a consolidation within the shipbuilding industry has taken place. The main shipbuilding countries, Korea and Japan, have extended their lead. China has emerged as a rising power. Europe has been struggling overall, but maintained a strong position in smaller, more specialised ships. In 2003, 85% of the world's shipbuilding, measured in CGT, was carried out in Asia. The shift to Asia is largely motivated by the cost competitiveness of Asian yards. This puts price pressure on Unitor and other suppliers to the industry.

With major operations in Korea, China and Poland, Unitor is taking part in the shipbuilding growth. Unitor's history has many examples of its ability to adapt to market dynamics, and this was a major consideration in the decision to establish regional centres in the heart of the Asian and European shipbuilding industry – Shanghai, China and Szczecin, Poland. In 2003, Unitor established two focussed units; Marine Systems Europe and Marine Systems Asia.

Marine Systems in Europe and Asia

Marine Systems Europe has its main operational base in Szczecin, Poland with product management, sourcing, project engineering, logistics, and administration. The sales and marketing function covers the entire European shipbuilding market. Product responsibility covers heating, ventilation, air conditioning (HVAC) and nitrogen systems.

Based in Shanghai, China, Marine Systems Asia's scope mirrors the Szczecin operation, with additional key resources deployed in Korea, Japan and Singapore. Product responsibility covers fire-fighting safety systems. Both the Asia and Europe organisations offer the full range of Unitor products.

Unitor has been present in China for many years; in the early years through agents. The first Unitor sales office was established in Shanghai in 1994. This formed a base for an increasingly strong presence.

Unitor has experienced significant growth in serving the

«With major operations in Korea, China and Poland, Unitor is taking part in the shipbuilding growth.»


NEC

Chinese shipbuilding market, and this growth is expected to continue. Shanghai has a central location and efficient infrastructure and is rapidly developing into not only a hub for Unitor's operations in Asia but also a place where a number of important functions and services are performed for Unitor worldwide. The Ships Equipment and Ships Service divisions work closely together in the Asian market.

Business functions

The local offices (see box) are responsible for securing new business as well as for coordinating all parts of existing contracts through their contract management programme.

> **Unitor's Marine System offices:**
>
> Marine Systems Asia has sales offices in China, Korea, Japan, and Singapore.
> In Europe, the market is covered from Spain, Britain, the Netherlands, Norway, Finland, Poland, and Russia.

The design and engineering of each individual project was previously performed by a small group of engineers in each local sales office around the world. This function has been centralised in Shanghai and Szczecin, resulting in a more professional and efficient environment at a location where the company can benefit from the availability of cost competitive and competent staff.

By transferring product management from Oslo to Shanghai and Szczecin, Unitor moved closer to where product sourcing and manufacturing are increasingly taking place. A strategic purchasing unit has also been established in Shanghai. The purchasing unit works for both the Ships Equipment division and for Unitor as a whole. Support in screening potential products and suppliers is provided by Product Management and Quality Assurance.

The logistics function was previously handled in Rotterdam. To get closer to the customers and suppliers, Consolidation Centres were established in Shanghai and Szczecin to take over the logistics function.

Marine Contracting

Unitor's unit that produces insulation panels for LNG and LPG tankers, Marine Contracting, is also established in the Shanghai area. The production of panels used for thermal insulation of cargo tanks on gas carriers has been moved from Korea to Shanghai, resulting in a substantial cost reduction. Assembly and integration of the panels on the vessel is carried out by highly qualified Unitor personnel at the shipyard. This is a highly specialised market, in which Marine Contracting has developed a unique competence and track record. The Shanghai production unit will be gradually expanded to include simple mechanical assembly and production of components for Unitor Marine Systems.

Unitor's Ships Equipment division is well positioned to benefit from the present boom in newbuilding activity and is actively working to further strengthen and expand its position.

AT A GLANCE

UNITOR SHIPS SERVICE*



SHARE OF UNITOR GROUP
76%

CHEMICALS



share of ships service revenues
40%

BUSINESS DESCRIPTION
Chemical products for treating boiler and cooling water systems, fuel oil and waste systems, tank cleaning products and products for specific cleaning applications

VALUE PROPOSITION
A comprehensive range of high-volume, quality products; standardised for a wide range of applications and available world-wide at competitive prices. A unique position in the shipping industry based on a professional service organisation, strong core competencies, the capability to find new solutions to changing needs as well as a strong reputation as an industry leader.

SAFETY



share of ships service revenues
20%

BUSINESS DESCRIPTION
Service, inspection and certification of onboard safety systems according to documented and approved safety standards. A range of fire fighting and safety equipment, lifeboats, rafts, rescue equipment, oil response equipment and multi-brand spare parts.

VALUE PROPOSITION
Standardised and approved fire, rescue and safety (FRS) service around the world. A wide range of standardised products and services, certified and delivered at competitive prices. Capability to offer complete solutions securing that the customer's fleet conforms with rules and regulations

UNITOR SHIPS EQUIPMENT



SHARE OF UNITOR GROUP
24%

TI MARINE CONTRACTING



share of ships equipment revenues
25%

BUSINESS DESCRIPTION
Low-temperature (Cryogenic) insulation systems for liquified gas cargo tanks and pipes.
Based on Spiral Generation and panel technology. Insulation Service (maintenance & repair)

VALUE PROPOSITION
Leading player in a narrow, highly specialised market with a few serious competitors. Turnkey solution capability. Systems utilise world's leading technology in thermal insulation for LNG and LPG vessel cargo tanks. Proven track record of delivering on time. Own panel production in China gives competititve and efficiency advantages. Strong local presence *in the major gas carrier shipbuilding* markets with operations in Japan, Korea, China and UK.

SAFETY



share of ships equipment revenues
58%

BUSINESS DESCRIPTION
Engineered fire fighting and detection systems and fire fighting, safety and rescue equipment for newbuildings, retrofits and conversions. Systems include CO_2 and HotFoam fire extinguishing systems for engine rooms. Local area fire fighting systems for high-risk areas. Deck foam systems for oil and chemical tankers and dry chemical powder systems for gas carriers

VALUE PROPOSITION
Total solutions delivered by the leading supplier of standardised marine fire systems and equipment: Unitor safety systems are delivered to one-third of all new builds worldwide. Strong local presence in major shipbuilding areas (Korea, Japan, China and East Europe). Supported by Unitor Ships Service's worldwide service network.

** 2% of the revenue in the Ships Service division is outside the business units shown right.*









REFRIGERATION



share of ships service revenues 15%

BUSINESS DESCRIPTION
Full range of traditional and environmentally friendly marine refrigerants, refrigeration equipment, inspections, training and multi-brand spare parts

VALUE PROPOSITION
Strong core competencies in marine refrigeration. Worldwide presence, guaranteeing availability of needed refrigerants (including a full range of R-22 replacements) products, service, repairs and system inspection. Guaranteed quality. Complete and competitive product range.

MAINTENANCE & REPAIR



share of ships service revenues 23%

BUSINESS DESCRIPTION
Marine industrial gases delivered in exchangable cylinders; gas distribution systems; gas and electric welding equipment and consumables; pumps; air, electric and hydraulic driven cleaning equipment; high-pressure cleaners and sealing products.

VALUE PROPOSITION
Standardised and competitive products that meet vessel needs throughout their operating lifetime and help customers to reduce operational costs. Welding concepts and cleaning solutions designed to solve special shipboard needs. Industrial gases delivered through a unique worldwide distribution system in safe and standardised cylinders.

REFRIGERATION



share of ships equipment revenues 10%

BUSINESS DESCRIPTION
Delivery of complete, engineered systems for heating, ventilation and air conditioning (HVAC) and provision rooms for new buildings.

VALUE PROPOSITION
Established supplier with strong presence in the major European and Asian shipbuilding markets. Systems comply with all relevant national and international safety legislation and flag state requirements. Supported by Unitor Ships Service's worldwide service network.

MAINTENANCE & REPAIR



share of ships equipment revenues 7%

BUSINESS DESCRIPTION
Welding gas distribution systems, nitrogen cylinder systems, nitrogen generator systems and surface cleaning installations.

VALUE PROPOSITION
Unitor gas distribution systems set the standard in the marine industry. 25 years of experience in delivering nitrogen generator systems for cargo protection. Compliance with all relevant national and international safety legislation and flag state requirements. Supported by Unitor Ships Service's worldwide service network.









CARING
about the environment

There has been a great increase in environmental awareness in the marine industry. Unitor has long been proactive in developing and offering environmentally friendly products and complying with new regulations. Increasingly, environmental and economic objectives go hand-in-hand. At the same time, there is a growing attentiveness within the industry to ensure that shipping is perceived as an environmentally friendly mode of transportation.

Refrigerants

Refrigerants are used on merchant vessels for cooling cargo areas, accommodation areas, provision rooms and machine areas. Even with the strong focus on the ozone layer, over 80% of the merchant fleet still uses ozone-depleting refrigerants that are subject to the Montreal Protocol and scheduled for phase-out in the coming years.

Much experience and knowledge has been gained through converting refrigeration systems on customer vessels to use non-harmful refrigerants - the "new blends." In addition to requiring vessels with old systems to convert, some flag states require periodic refrigeration system inspections – even for systems that already use ozone friendly refrigerants.

Marine refrigeration systems are prone to leaks. To counteract this, Unitor has recently launched a new inspection programme, Environmental Inspection Service (EIS). The EIS programme complies with flag state requirements and can be carried out on any vessel. Several major shipping operators seeking to improve their environmental profile have agreements with Unitor for this service.

Another important environmental issue is how to handle damaged or contaminated refrigerants. Instead of illegal venting into the atmosphere, regulations require that these substances be transferred to recovery cylinders and returned to land for approved destruction. Unitor is actively supporting this by supplying approved recovery equipment and cylinders.

The use of disposable refrigerant cylinders is also increasingly seen as problematic. Studies have shown that thousands of kilograms of product remain in the cylinders, leaking into the atmosphere. Moreover, the lack of reuse has been called into question.

In response to this, Unitor has launched a smaller, 12.3 litre re-usable cylinder. EU legislation banning ozone-depleting refrigerants in disposable cylinders is driving growth in refrigerants in these smaller cylinders.

«Applicable regulations increasingly require the user of products to evaluate whether there are alternatives that entail a lower risk.»



UNITOR
CHEMICALS





R-410

Chemicals

Environmental concern has been a driver for many shipping companies to implement environmental management systems, of which the ISO 14001 standard is the most recognised. To have an ISO 14001-certified main supplier of chemical products is an assurance that all aspects of chemical handling are in compliance with regulations. In 2000, Unitor Chemicals was the first company of its kind to receive the ISO 14001 certificate.

Sales of environmentally-friendly products



index: year 2000 = 100
220
200
180
160
140
120
100
80
60
40
2000
2001
2002
2003
Conventional cleaners based on strong solvents
Modern, environmentally friendly cleaners
Conventional refrigerants
Ozone-friendly refrigerants

The ISO 14001 certificate implies that suppliers of components and services further down the supply chain should also be ISO 14001 certified. Because of this, Unitor Chemicals uses predominantly the major chemical manufacturers as its main suppliers of chemical intermediates and as partners in R&D. In order to achieve a real impact on the protection of the environment, it is vital that harmful products are replaced by less hazardous ones by the users. Some of the most dangerous chemicals have been banned through international agreements, but in general the market determines if a new chemical will be accepted or not.

Applicable regulations increasingly require the user of products to evaluate whether there are alternatives that entail a lower risk. If such alternatives exist, the enterprise must use them provided this does not cause un- reasonable cost or inconvenience. The best example of Unitor Chemicals' ability to comply with these special requirements is the growing number of ships using Unitor's environmentally friendly chemicals, including well-known products such as Enviroclean, Aquabreak PX and Aquatuff.

How chemicals are used also impacts on the environment and user safety. Included with each Unitor product are user instructions and a Material Safety Data Sheet (MSDS), together with a recommendation of what equipment is necessary to apply it in the most economical, efficient and safe manner. Unitor Chemicals also offers training courses on this subject.

A fast-growing group of chemicals are those that have a direct, positive impact on the environment on their own or by taking part in a process. These include flocculants and biologically active chemicals (Gamazymes) used in wastewater treatment plants and fuel oil additives to reduce exhaust emissions.

A new area where chemicals can actually help the environment is the treatment of ballast water. The transport of alien species by ballast water between different ecosystems is considered one of the most serious, global threats to the environment today, and Unitor Chemicals is highly involved in the development of solutions.

It is certain that the focus on environmental issues will remain and even increase. Despite what has previously been achieved, the oceans are still being polluted. To secure both a healthier environment and a sustainable shipping industry, it is vital that all industry players cooperate and do their share. This will require continuous improvement.

PRODUCTS





«Unitor offers quality products from leading manufacturers around the world. Each product is tested extensively to ensure that it will perform reliably in the marine environment.»






Cargo Hold
Water Ingress Monitoring System

Unitor offers a comprehensive range of products and services within its defined business areas. The objective is to meet customer requirements as to quality, predictability and availability – at a competitive price.

Unitor Ships Service division

Marine chemicals
- Maintenance & cleaning chemicals
- Biochemical cleaners
- Tank cleaning chemicals
- Boiler and cooling water treatment
- Pool chemicals for cruise vessels
- Cleaning equipment
- Dosage equipment
- Fuel oil additives
- Fuel oil and water testing kits

Safety
- Portable fire fighting equipment
- Protective clothing and equipment
- Life jackets
- Fire hoses and nozzles
- Escape sets
- Rescue tools
- Medical equipment and supplies
- Resuscitation sets and systems
- Spare parts
- Fire, rescue & safety (FRS) Service

Maintenance & Repair
- Welding gases and inert gases
- Gases specific for cruise vessels
- Inert and span gases
- Worldwide gas cylinder exchange programme
- Welding equipment
- Welding consumables
- Cleaning equipment
- Surface preparation equipment
- Air tools
- Sealing products

Refrigeration
- Equipment for recovering refrigerants
- Leak detection equipment
- Refrigeration equipment
- Refrigeration components and tools
- New and reconditioned marine compressors
- Package air conditioning units
- Refrigeration Service
- Galley ventilation service and spares
- Environmental Safety Inspection service
- Refrigeration and HVAC spare parts

Unitor Ships Equipment division

Safety
- Complete engineered systems for new-buildings
- CO_2 high pressure systems
- Deck foam systems
- Total flooding systems
- Local area fire fighting systems
- Dry powder systems
- Fire detection systems

Nitrogen generator systems

Heating, ventilation & air conditioning systems
- Complete engineered systems for new builds
- Air handling units
- Condensing units
- Cabin units
- Provision plants
- Provision rooms

Thermal insulation for gas carrier tanks and pipes



REPORT FROM THE OF DIRECT

The year 2003 produced the best result for Unitor since 1998. The Ships Service division reversed a negative trend, and the strategy for Ships Equipment led to considerable growth.

The business

Unitor is one of the world's leading suppliers to the shipping industry of products, services and systems in the areas of safety, refrigeration, chemicals, gases, welding, insulation, repair and maintenance. The target group is ship owners, ship managers and shipyards within the merchant marine, cruise and offshore markets. The Ships Service division delivers products and services to the international merchant marine based mainly on long-term supply contracts. The Ships Equipment division delivers systems and equipment to shipyards for installation on newbuildings, conversions and retrofits,

For **Unitor Ships Service** the year 2003 was one of continued work to strengthen its core activities and market position. Following several years of declining market share, the year developed in a positive direction. The division supplied products and services to nearly 15,000 vessels, an improvement of 1,3 percentage points in Unitor's penetration of the world fleet. A total of 177,000 deliveries were made. The division operates with 65 own offices and 156 agents in 73 countries.

Several improvements were made in the division to improve efficiency and pave the way for future growth. The division previously carried out logistics services in Rotterdam for the Ships Equipment division. This function was taken over by Unitor Ships Equipment in the autumn. In 2002, three centres were established to provide mainly refrigeration spares for Unitor customers. Located in Rotterdam, Singapore and Houston, the centres have been well received in the market. This led to the establishment of a fourth centre in Piraeus last year. The spares product range is under continual development.






The Portlink IT system was upgraded and supplemented with comprehensive analytical tools, making it possible to carry out multi-dimensional profitability evaluations. Such tools have become an important part of the company's business decision-making process for improving profitability. Work to improve the quality of the inventory control system based on a core product range continued. The division has achieved a more effective flow of goods.

The division will continue to focus on further improving its operational efficiency.

The **Unitor Ships Equipment** division comprises Marine Systems Europe, Marine Systems Asia and TI Marine Contracting. Marine Systems offers systems for fire protection, central gas and ventilation for newbuildings and major ship conversions. In addition, they deliver safety equipment for newbuildings. Marine Contracting delivers and installs insulation systems for LNG and LPG vessels. Unitor Fi-Fi Systemer AS was sold during the year.

Ships Equipment continued with its strategy to strengthen its organisation and presence in Eastern Europe and Asia. During 2003, the logistics function and product management for Marine Systems was transferred to Szczecin, Poland and Shanghai, China where project engineering was already established. The transfer of insulation panel production to Shanghai was also completed.

The order intake was good, especially for Marine Systems, whose total order reserve was MNOK 432 at the year-end. Marine Contracting had a somewhat lower order intake in 2003. At the end of the year, its order reserve was MNOK 250.

The Marine Alliance, a 50/50 joint venture with BP Marine, was dissolved in the autumn of 2003. The functions for which the Marine Alliance had main responsibility – sales support, customer support, technical support and credit control – were all transferred back to their parent companies. This led to an increase of 104 in the number of Unitor employees.

Operating revenue and operating profit

Unitor's total revenue was MNOK 2,159 (2,228), a reduction of 3.1%. Ships Service sales totalled MNOK 1,637 (1,734), while Ships Equipment sales were MNOK 522 (494). The reduction in sales reflects an underlying neutral development in operating revenue at fixed currency rates for Ships Service and a positive development for Ships Equipment. The major reason for the disparity between nominal and real development of revenue is that the USD has weakened compared to the NOK. The NOK has weakened compared to the Euro, compensating somewhat for the weaker USD. The net effect of currency changes was a weakening of sales by MNOK 125 compared to 2002. Included in operating revenue is a net gain of MNOK 8 from the sale of fixed assets.

The operating profit was MNOK 18 (-8). By hedging its net cash flow, Unitor made a gain of MNOK 72. After deducting net interest costs of MNOK 11 (13) and other financial costs of MNOK 14 (23), the profit before tax was MNOK 65 (20). This is the best result since 1998. The annual profit was MNOK 40 (10), corresponding to a profit of NOK 2.06 per share.

Capital

Equity was MNOK 783 at the end of the year, giving an equity ratio of 52.1%. This corresponds to NOK 40 per share. The company's total capital was reduced from MNOK 1,615 in 2002 to MNOK 1,502 in 2003. Net interest bearing debt was MNOK 237 (369).

In 2003 Unitor had a positive cash flow from operations of MNOK 150 (362). The positive cash flow continued from the previous year and was due to improved profit from operations, further reductions in capital tied up in



fixed assets, developments in accounts receivables and a positive cash flow from currency hedging. Net investments totalled MNOK 23 (58).

In accordance with the Accounting Act's section 3-3, the Board confirms that the Financial Statements have been prepared under the assumption that the company is a going concern.

Management and shareholder information

At the year-end 2003, Umoe Industri AS controlled a total of 68.90% of Unitor's shares. The 20 largest shareholders owned 96.11% of the shares at the year-end.

Unitor is closely following the ongoing debate about corporate governance. The company has always focused on providing its shareholders with full information about financial conditions in its quarterly presentations, half-year reports and annual reports. In 2004 Unitor intends to comply with the recommendations from the Oslo Stock Exchange regarding corporate governance.

The Board of Directors of Unitor ASA has ten members – three women and seven men. Seven members are appointed by the shareholders and three represent the employees.

Remuneration to and shares owned by the Board, the President and the Auditors are specified in notes 4 and 24 in the annual report.

Staff and working environment

At the close of 2003 the number of staff was 1,330, an increase of 79 over 1,251 the previous year. This includes 104 staff absorbed from the Marine Alliance.

Absence due to illness was 2.26% in 2003. The Board considers this to be acceptable. The working environment is also considered satisfactory. Absence due to illness in Norway was higher than hoped for, 5.33%, this is however lower than the average for Norway. Unitor will, in cooperation with its internal committee for the working environment, intensify its efforts to reduce this.

In a global organisation such as Unitor it is important to recruit, develop and retain the best-qualified people. The company has as a goal to give all employees the same opportunities to develop in the company, regardless of race or religion.

Unitor believes in full equality between women and men in its organisation, both in Norway and internationally. Recruitment, remuneration and working hours are based on a position's content and are independent of gender. The Unitor organisation comprises 408 women and 922 men. There were 22 work-related accidents reported where 7 involved personal injury and 14 resulted in property damage. There was one accident resulting in an emission into the air.

Unitor's business makes it necessary to transport, store and deliver welding gases, CO_2 for fire fighting systems, chemicals and refrigerant gases. As a consequence, it is necessary to emphasize personal and environmental safety. The company strives at all times to comply with all national and international requirements in these areas.

Unitor also aims to be a quality supplier and to that end is certified to ISO standard in a number of areas. Additional certification is continually being evaluated.

The focus on safety and environmental concern will increase in the future. Unitor's basic philosophy is to respect and stay ahead of the demands applying to its business operations. The company actively seeks to correct any shortcomings arising from changes in laws and regulations. In addition, Unitor will actively develop products and services where quality, safety and environmental considerations are secured. This is a


UNITOR



core value of Unitor's product development and we very early on focused on safety for our customers and the environment.

To the knowledge of the Board, none of Unitor's operations have caused significant pollution to the external environment.

The market

The shipping market was very good in 2003. The world economy showed new growth signals following the recession. Shipping to and from China has in particular increased the demand for tonnage. This has been positive for the shipping industry. Unitor believes that market activities and shipping needs will remain at the same level in 2004 .

The number of new vessels contracted for in 2003 was the highest since the 1970s and higher than expected. A low interest rate, competitive prices from shipyards, and a steadily increasing focus on quality tonnage contributes to this. An increasing share of newbuildings will be constructed in low-cost countries. This trend has been evident for several years and will continue. Changes in Unitor's organisation have been in line with this, and the company is well represented in the areas where customer activity is expected to be the greatest in the future.

Disposition of profit

The Board recommends a dividend payment of NOK 5 per share, or MNOK 98 in total. This is based on the company's solid equity and financial condition. MNOK 8 of the dividend will be transferred from the annual profit; MNOK 90 will be transferred from owner's equity.

Oslo, 30 March 2004

Jens Ulltveit-Moe
Styreformann

Morits Skaugen jr. | Carsten Hansteen | Knut Øversjøen | Karen Helene Midelfart | Erlend Grimstad

Kai Engedal | Turi Strømberg | Anette Gether | Sten O. Vedi

PROFIT AND LOSS

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
2 453	2 228	2 159	OPERATING REVENUES	1 145	1 105	1 295
1 348	1 227	1 212	Cost of goods sold	849	804	923
465	444	426	Wages and social benefits	103	119	103
91	93	81	Ordinary depreciation	41	42	35
463	419	398	Other operating costs	168	218	213
0	53	24	Accruals and writedowns from restructuring and discontinued activity	13	0	0
2 367	2 236	2 141	TOTAL OPERATING COSTS	1 174	1 183	1 274
86	-8	18	OPERATING RESULT	-29	-78	21
4	5	4	Interest income	21	34	28
37	18	15	Interest cost	23	35	36
8	-41	-58	Other financial cost/(income)	-41	-74	-33
41	-28	-47	NET FINANCIAL COSTS/(INCOME)	-39	-73	-25
45	20	65	EARNINGS BEFORE TAX	10	-5	46
23	10	25	Taxes	2	-5	20
22	10	40	NET PROFIT	8	0	26
			Accrued dividend	-98	0	0
			To / from other equity	-90	0	26
1.13	0.53	2.06	EARNINGS PER SHARE			

Oslo, 30. March 2004

Jens Ulltveit-Moe
Styreformann

Morits Skaugen jr. Carsten Hansteen Knut Øversjøen Karen Helene Midelfart Erlend Grimstad

Kai Engedal Turi Strømberg Anette Gether Sten O. Vedi

BALANCE SHEET

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2003
			ASSETS			
64	81	77	Deferred tax assets	16	19	6
63	22	17	Goodwill	5	5	5
129	128	131	Other intangible fixed assets	131	128	128
256	231	225	Total intangible fixed assets	152	152	139
434	355	326	Tangible fixed assets	33	52	46
0	0	0	Investments in subsidiaries	365	369	424
0	0	0	Loans to group companies	332	362	416
48	42	9	Other long term financial assets	2	26	34
0	4	23	Pension fund assets	14	1	0
48	46	32	Total financial fixed assets	713	758	874
738	632	583	TOTAL FIXED ASSETS	898	962	1 059
463	443	420	Inventories	186	238	196
574	434	395	Accounts receivable	318	348	483
108	38	40	Other receivables	84	685	248
682	472	435	Total receivables	402	1 033	731
144	68	64	Cash and bank deposits	17	21	80
1 289	983	919	TOTAL CURRENT ASSETS	605	1 292	1 007
2 027	1 615	1 502	TOTAL ASSETS	1 503	2 254	2 066
			EQUITY AND LIABILITIES			
244	244	244	Share capital	244	244	244
355	355	355	Share premium reserve	355	355	355
599	599	599	Total paid-in equity	599	599	599
240	236	184	Other equity	70	160	160
839	835	783	TOTAL EQUITY	669	759	759
10	0	11	Net pension liabilities	7	0	4
7	3	11	Provision for restructuring	0	0	0
17	3	22	Total provisions	7	0	4
807	437	283	Liabilities to financial institutions	283	437	807
0	5	8	Deferred tax liabilities	0	0	0
0	1	0	Other long term liabilities	19	16	15
807	443	291	Total long term liabilitites	302	453	822
204	175	141	Accounts payable	57	88	123
27	23	8	Taxes Payable	0	5	0
32	19	25	Public duties payable	9	11	12
0	3	17	Bank Overdraft	6	59	0
0	0	98	Dividend	98	0	0
101	114	117	Other short term liabilities	355	879	346
364	334	406	Total short term liabilities	525	1 042	481
1 188	780	719	TOTAL LIABILITIES	834	1 495	1 307
2 027	1 615	1 502	Total equity and liabilities	1 503	2 254	2 066

STATEMENT OF CASH FLOW

Unitor Group				Unitor ASA		
2001	2002	2003	MNOK	2003	2002	2001
45	20	65	Earnings before tax	10	-5	46
91	142	85	Ordinary depreciation and write downs	45	107	35
-24	-27	-31	Taxes paid	-5	-2	-1
112	135	119	Funds from operations	50	100	80
79	140	39	Net change in accounts receivable	31	135	94
42	20	23	Net change in inventories	52	-42	43
-70	67	-31	Net change in other working capital items	-9	112	-265
163	362	150	NET CHANGE IN CASH FROM OPERATIONS	124	305	-48
-165	-66	-61	Investments in fixed assets and intangibles	-42	-48	-83
106	8	38	Disposal of fixed assets/ shares	12	1	75
-59	-58	-23	NET CHANGE IN CASH FROM INVESTMENTS	-30	-47	-8
4	-1	24	Net change in financial investments	52	53	146
-31	-379	-155	Downpayment of long term liabilities	-150	-370	-16
-22	0	0	Net change in short term interest bearing debt	0	0	-31
-49	-380	-131	NET CHANGE IN CASH FROM FINANCING	-98	-317	99
55	-76	-4	NET CHANGE IN CASH POSITION	-4	-59	43
89	144	68	Cash deposits 01.01	21	80	37
144	68	64	CASH DEPOSITS 31.12	17	21	80

DEFINITIONS OF KEY RATIOS

1 EBIT	Ordinary operating result * / + net currency hedge
2 EBITDA	Ordinary operating result * / + ordinary depreciation + net currency hedge
3 EBITDA margin	EBITDA / Operating revenues
4 Net operating margin	Ordinary operating result * / Operating revenues
5 Gross profit margin	Earnings before tax / Operating revenues
6 Net profit margin	Net profit / Operating revenues
7 Return on capital employed	Ordinary operating result * / Average capital employed (Total assets - non interest bearing debt + accrued dividends)
8 Return on equity	Net profit / Average equity
9 Market value	Share price 31.12. / * total outstanding shares
10 Equity ratio	Equity / Total assets
11 Current ratio	Current assets / Short term liabilities
12 Earnings per share	Net profit / Average number of shares (adjusted)
13 Cash flow per share	Net profitNet +ordinary depreciation + loss on accounts receivable + deferred tax / Average number of shares (adjusted)
14 Book equity per share	Equity / Total outstanding shares
15 Dividends	Dividends are adjusted for share issues and share split.
16 Payout ratio	Dividends in percent of earnings per share

FOR A COMPLETE ANNUAL REPORT PLEASE CONTACT UNITOR ASA OR SEE WWW.UNITOR.COM

ERNST & YOUNG

☐ Statsautoriserte revisorer

Ernst & Young AS
Oslo Atrium
Postboks 20
N-0051 Oslo

Medlemmer av Den norske Revisorforening

☐ Foretaksregisteret:
NO 976 389 387 MVA

Tel. +47 24 00 24 00
Fax +47 24 00 24 01
www.ey.no

To the Annual Shareholders' Meeting of
Unitor ASA

Auditor's report for 2003

We have audited the annual financial statements of Unitor ASA as of 31 December 2003, showing a profit of NOK 8 million for the parent company and a profit of NOK 40 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and comply with law and regulations.

Oslo, 30 March 2004
ERNST & YOUNG AS

Jan Egil Haga (sign.)
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

☐ Besøksadresse:
Oslo Atrium
Christian Frederiks plass 6
0154 Oslo

☐ Arendal, Bergen, Bø, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Hønefoss, Kongsberg, Kragerø, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måløy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Tromsø, Trondheim, Tønsberg, Vikersund, Ålesund

CONTACTING UNITOR

Customer Service Locations & Contact

Area South East Europe
Unitor Customer Service Piraeus:

Phone:	+30 2104 239 100
Fax:	+30 2104 212 480
Email:	unitorcs.piraeus@unitor.com

Area Asia Pacific
Unitor Customer Service Singapore:

Phone:	+65 6395 4907
Fax:	+65 6872 6319
Email:	unitorcs.singapore@unitor.com
After hours:	+65 9669 7017

Area Americas
Unitor Customer Service Houston:

Toll-free:	+1 866 266 9371
Phone	+1 281 291 0333
After hours:	+1 281 685 5022
Email:	unitorcs.houston@unitor.com

For cruise customers:

Phone:	+1 866 213 7790
Fax:	+1 866 213 7735
After Hours:	+1 281 382 2848

Area Europe
Unitor Customer Service Oslo:

Phone:	+47 22 13 14 00
After Hours :	+47 91 37 43 02
General Fax:	+47 22 13 45 05

Department Fax

Norway South East :	+47 24 12 96 16
Norway West :	+47 24 12 96 17
Sweden / Finland :	+47 24 12 96 15
Denmark :	+47 24 12 96 18
Eastern Europe :	+47 24 12 96 13

Email: unitorcs.norway@unitor.com
unitorcs.sweden@unitor.com
unitorcs.denmark@unitor.com
unitorcs.finland@unitor.com
unitorcs.easterneurope@unitor.com

Unitor Customer Service Rotterdam:
For enquiries from BeNeLux, Switzerland and Poland

Phone	+31 10 4877 920
Fax	+31 10 4949 303
After hours:	+ 31 6 204 20248
Email:	unitorcs.netherlands@unitor.com unitorcs.belgium@unitor.com unitorcs.switzerland@unitor.com

For enquiries from Germany

Toll-free Phone:	+8 00 - 1 80 23 61
Toll-free Fax:	+8 00 - 1 80 23 60
Phone:	+31 10 4877 940
Fax:	+31 10 4949 304
After Hours:	+31 6 204 20 248
Email:	unitorcs.germany@unitor.com

Unitor Customer Service Genoa
For enquiries from Italy, Malta and Croatia:

Phone:	+39 010 6507135
Fax:	+39 010 6502222
Department Fax:	+39 010 6016640
After hours:	+39 392 57829
Email:	unitorcs.italy@unitor.com

For enquiries from France, Monaco and North Africa

Phone:	+39 010 6018917
Fax:	+39 010 6502222
Department Fax:	+39 010 6016639
After Hours:	+39 392 57829
Email:	unitorcs.france@unitor.com

Unitor Customer Service Barcelona
For enquiries from Spain and Portugal (Iberia):

Phone:	+34 93 7745145/6
Fax:	+34 93 7746147
Email:	unitorcs.iberia@unitor.com

Unitor Customer Service UK

Main Telephone:	+44 1322 282400
Main Fax:	+44 1322 620660
Email:	unitorcs.uk@unitor.com

UNITOR SHIPS EQUIPMENT

TI Marine Contracting AS (Oslo): +47 22 13 14 15

Marine Systems, Europe:

Nordic (Oslo):	+47 22 13 14 15
Central Europe (Sittensen):	+49 4282 93 130
Eastern Europe (Szczecin):	+48 91 464 89 00
Southern Europe (Madrid):	+34 91 636 01 88

Marine Systems, Asia:

China (Shanghai):	+86 2165 951155
Korea (Pusan):	+82 5172 84900
Japan (Kobe):	+81 7983 55180
Singapore:	+65 6395 4545